Exhibit 99.2

Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2012 and 2011

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

(signed)	(signed)

Michael E. Roach President and Chief Executive Officer	R. David Anderson Executive Vice-President and Chief Financial Officer
November 27, 2012

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	2

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.

The Company’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We acquired Logica plc (“Logica”) on August 20, 2012. We excluded from our assessment the internal control over financial reporting of Logica. Logica’s results since the acquisition date are included in the September 30, 2012, consolidated financial statements of CGI and constituted approximately 58% of total assets as of September 30, 2012 (including intangible assets and goodwill), approximately 12% of revenue and a net loss of $259,981,000 for the year then ended. See Note 24 to the consolidated financial statements for a discussion of this acquisition.

As of the end of the Company’s 2012 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2012, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2012, has been audited by the Company’s independent auditors, as stated in their report appearing on page 3.

(signed)	(signed)

Michael E. Roach President and Chief Executive Officer	R. David Anderson Executive Vice-President and Chief Financial Officer
November 27, 2012

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Logica plc, which is included in the 2012 consolidated financial statements of the Company, and constituted approximately 58% of total assets as of September 30, 2012 (including intangible assets and goodwill), approximately 12% of revenue, and a net loss of $259,981,000 for the year then ended. Our audit of internal control over financial reporting of CGI Group Inc. also did not include an evaluation of the internal control over financial reporting of Logica plc.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2012, and our report dated November 27, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Montréal, Canada
November 27, 2012

1. CPA auditor, CA, public accountancy permit No. 112431

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2012 and 2011, and October 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2012 and 2011, and October 1, 2010 and its financial performance and its cash flows for the years ended September 30, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	5

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGI Group Inc.’s internal control over financial reporting as of September 30, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Ernst & Young LLP

Montréal, Canada
November 27, 2012

1. CPA auditor, CA, public accountancy permit No. 112431

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	6

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except share data)

	2012	2011
	$	$
Revenue	4,772,454	4,223,942

Operating expenses
Costs of services, selling and administrative (Note 19)	4,226,859	3,690,960
Acquisition-related and integration costs (Note 24)	254,973	3,675
Finance costs (Note 21)	42,099	19,395
Finance income	(5,318)	(3,552)
Other income	(3,955)	(7,647)
Foreign exchange gain	(1,134)	(3,365)
Share of profit on joint venture	(3,996)	(13,359)

	4,509,528	3,686,107

Earnings before income taxes	262,926	537,835
Income tax expense (Note 23)	131,397	99,696

Net earnings	131,529	438,139

Earnings per share (Note 17)
Basic earnings per share	0.50	1.65
Diluted earnings per share	0.48	1.59

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	7

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2012	2011
	$	$
Net earnings	131,529	438,139

Net unrealized (losses) gains on translating financial statements of foreign operations (net of income taxes)	(20,195)	12,275
Net unrealized gains (losses) on translating financial instruments designated as hedges of net investments in foreign operations (net of income taxes)	10,766	(4,695)
Net unrealized losses on cash flow hedges (net of income taxes)	(11,615)	(9,197)
Net unrealized actuarial gains (losses) (net of income taxes)	5,210	(632)
Net unrealized gains on investments available for sale (net of income taxes)	987	2,352

Other comprehensive (losses) gains	(14,847)	103

Comprehensive income	116,682	438,242

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	8

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	113,103	136,211	108,529
Short-term investments	14,459	10,166	13,196
Accounts receivable (Note 5)	1,446,149	490,484	426,241
Work in progress	744,482	391,066	357,666
Prepaid expenses and other current assets	244,805	100,407	69,198
Income taxes	24,650	4,252	7,169

Total current assets before funds held for clients	2,587,648	1,132,586	981,999
Funds held for clients (Note 6)	202,407	247,622	248,695

Total current assets	2,790,055	1,380,208	1,230,694
Property, plant and equipment (Note 7)	500,995	249,901	236,632
Contract costs (Note 8)	167,742	107,242	133,109
Intangible assets (Note 9)	858,892	292,133	369,036
Other long-term assets (Note 10)	96,351	55,593	41,623
Deferred tax assets (Note 23)	219,590	9,882	22,888
Investment in joint venture	—	26,373	22,814
Goodwill (Note 11)	5,819,817	2,536,022	2,525,413

	10,453,442	4,657,354	4,582,209

Liabilities
Current liabilities
Bank overdraft (Note 4)	—	75,538	—
Accounts payable and accrued liabilities	1,156,737	303,641	297,801
Accrued compensation	539,779	183,842	185,651
Deferred revenue	443,596	152,938	143,302
Income taxes	177,030	51,822	85,534
Provisions (Note 12)	160,625	12,125	10,998
Current portion of long-term debt (Note 14)	52,347	896,012	114,577

Total current liabilities before clients’ funds obligations	2,530,114	1,675,918	837,863
Clients’ funds obligations	197,986	244,660	248,695

Total current liabilities	2,728,100	1,920,578	1,086,558
Deferred tax liabilities (Note 23)	171,130	149,394	188,860
Long-term provisions (Note 12)	216,507	27,672	9,265
Long-term debt (Note 14)	3,196,061	109,669	1,039,299
Retirement benefits obligations (Note 29)	118,078	7,035	6,228
Other long-term liabilities (Note 13)	601,232	93,775	102,764

	7,031,108	2,308,123	2,432,974

Equity
Retained earnings	1,113,225	1,057,599	845,290
Accumulated other comprehensive (loss) income (Note 22)	(275)	14,572	14,469
Capital stock (Note 15)	2,201,694	1,178,559	1,195,069
Contributed surplus	107,690	98,501	94,407

	3,422,334	2,349,231	2,149,235

	10,453,442	4,657,354	4,582,209

See Notes to the consolidated financial statements.

Approved by the Board	(signed)	(signed)
	Michael E. Roach	Serge Godin
	Director	Director

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	9

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive (loss) income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2011	1,057,599	14,572	1,178,559	98,501	2,349,231
Net earnings for the year	131,529	—	—	—	131,529
Other comprehensive loss for the year	—	(14,847)	—	—	(14,847)

	1,189,128	(275)	1,178,559	98,501	2,465,913
Share-based payment costs (Note 16c))	—	—	—	12,520	12,520
Income tax impact associated with stock options	—	—	—	12,626	12,626
Issuance of Class A subordinate shares, net of transaction costs (Note 15)	—	—	999,178	—	999,178
Exercise of stock options (Note 15)	—	—	64,033	(16,010)	48,023
Repurchase of Class A subordinate shares (Note 15)	(75,903)	—	(26,942)	—	(102,845)
Purchase of Class A subordinate shares held in trust (Note 15)	—	—	(14,252)	—	(14,252)
Sale of Class A subordinate shares held in trust (Note 15)	—	—	1,118	53	1,171

Balance as at September 30, 2012	1,113,225	(275)	2,201,694	107,690	3,422,334

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at October 1, 2010	845,290	14,469	1,195,069	94,407	2,149,235
Net earnings for the year	438,139	—	—	—	438,139
Other comprehensive income for the year	—	103	—	—	103

	1,283,429	14,572	1,195,069	94,407	2,587,477
Share-based payment costs (Note 16c))	—	—	—	16,645	16,645
Income tax impact associated with stock options	—	—	—	1,790	1,790
Exercise of stock options (Note 15)	—	—	66,065	(14,341)	51,724
Repurchase of Class A subordinate shares (Note 15)	(225,019)	—	(80,009)	—	(305,028)
Purchase of Class A subordinate shares held in trust (Note 15)	—	—	(2,566)	—	(2,566)
Change in subsidiary investment	(811)	—	—	—	(811)

Balance as at September 30, 2011	1,057,599	14,572	1,178,559	98,501	2,349,231

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	10

Consolidated Statements of Cash Flows

For the years ended September 30

(tabular amounts only are in thousands of Canadian dollars)

	2012	2011
	$	$
Operating activities
Net earnings	131,529	438,139
Adjustments for:
Amortization and depreciation (Note 20)	231,398	223,354
Deferred income taxes (Note 23)	(22,306)	(22,423)
Foreign exchange loss	158	(1,201)
Share-based payment costs (Note 16c))	12,520	16,645
Gain on sale of business (Note 24)	—	(3,655)
Gain on sale of investment in joint venture (Note 25)	(2,981)	—
Share of profit on joint venture	(3,996)	(13,359)
Loss on repayment of debt assumed in business acquisition (Note 24)	83,632	—
Dividend received from joint venture	7,350	9,800
Net change in non-cash working capital items (Note 26)	175,958	(77,298)

Cash provided by operating activities	613,262	570,002

Investing activities
Net change in short-term investments	(5,203)	1,984
Business acquisition (including bank overdraft assumed) (Note 24)	(2,734,795)	(618)
Purchase of call options related to proposed acquisition (Note 24)	(7,146)	—
Proceeds from sale of investment in joint venture (Note 25)	26,000	—
Proceeds from sale of business (Note 24)	4,583	4,104
Purchase of property, plant and equipment	(64,555)	(64,980)
Additions to contract costs	(25,325)	(27,897)
Additions to intangible assets	(43,658)	(26,893)
Additions to other long-term assets	(2,208)	(2,510)
Purchase of long-term investments	(976)	(14,204)
Payment received from long-term receivable	4,249	—

Cash used in investing activities	(2,849,034)	(131,014)

Financing activities
Net change in credit facilities	(158,618)	(104,278)
Increase of long-term debt	2,416,781	—
Repayment of long-term debt	(62,817)	(129,741)
Repayment of debt assumed in business acquisition (Note 24)	(891,354)	—
Settlement of forward contracts	50,171	(1,275)
Purchase of Class A subordinate shares held in trust (Note 15)	(14,252)	(2,566)
Sale of Class A subordinate shares held in a trust (Note 15)	1,171	—
Repurchase of Class A subordinate shares (Note 15)	(102,845)	(305,028)
Issuance of Class A subordinate shares, net of transaction costs	1,047,243	52,091
Change in subsidiary investment	—	(811)

Cash provided by (used in) financing activities	2,285,480	(491,608)

Effect of foreign exchange rate changes on cash and cash equivalents	2,722	4,764

Net increase (decrease) in cash and cash equivalents net of bank overdraft	52,430	(47,856)
Cash and cash equivalents net of bank overdraft, beginning of period	60,673	108,529

Cash and cash equivalents net of bank overdraft, end of period (Note 4)	113,103	60,673

Supplementary cash flow information (Note 26)

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	11

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of software licenses. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements represent the Company’s first annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and IFRS 1, “First-time Adoption of International Financial Reporting Standards”, as issued by the International Accounting Standards Board (“IASB”). In addition, the consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, which are based on IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented.

The first date at which IFRS was applied was October 1, 2010. The consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). However, Canadian GAAP differs in some areas from IFRS. The comparative figures presented were adjusted to reflect these adjustments. Reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on consolidated equity, earnings, comprehensive income, cash flows and balance sheets are provided in Note 33, “Transition to IFRS”.

The Company’s consolidated financial statements for the years ended September 30, 2012 and 2011 were authorized for issue by the Board of Directors on November 27, 2012.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the equity method.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	12

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

USE OF ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ. Significant estimates and judgements include purchase price allocation of business combinations, income taxes, contingencies and provisions, revenue recognition (including provisions for estimated contract losses), share-based payments, investment tax credits and other government programs, defined benefits plan obligations and retirement benefits assets, impairment of property, plant and equipment, intangible assets and goodwill. A description of the significant estimates and judgements is included in the respective sections within the notes to the consolidated financial statements.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Revenue from sales of third party vendor products, such as software licenses and hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service or if it assumes delivery and credit risks.

Estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. They are presented in accounts payable and accrued liabilities and in other long-term liabilities. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	13

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Multiple component arrangements

The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. A component is considered to be separately identifiable if it has value to the client on a stand-alone basis. Assessing whether an arrangement involving the provision of multiple components has separately identifiable components requires judgement by management. When estimating selling price, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate of selling price. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Outsourcing

Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates due to volume variations, changes in technology and other factors which may not be foreseen at inception are reflected in the consolidated statements of earnings in the period in which the facts that gave rise to the revision become known. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in “Systems integration and consulting services” above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	14

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments, comprised generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include short-term and long-term bonds and cash. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

PP&E, including those items under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Land and buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or development of a qualifying asset are capitalized as part of the cost of the respective asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. All other borrowing costs are expensed in the period they occur.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	15

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of incentives and transition costs and are recorded at cost.

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are primarily granted either in the form of cash payments (including the excess of the amount paid over the fair value of PP&E or intangible assets acquired from client in connection with the outsourcing contract) or as an issuance of equity instruments. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued.

Transition costs

Transition costs consist of costs associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of costs related to activities such as the conversion of the client’s applications to the Company’s platforms. These costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Pre-contract costs

Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract.

Amortization of contract costs

Contract costs are amortized as services are provided. Amortization of transition costs and pre-contract costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

Impairment of contract costs

When a contract is not expected to be profitable, the expected loss is first applied to impair the related contract costs, with the excess recorded as a provision and presented in other long-term liabilities. At a future date if the contract returns to profitability, the previously recognized impairment loss must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows, as well as discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	16

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of PP&E and intangible assets not available for use and goodwill are tested for impairment annually as at September 30.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use (“VIU”) to the Company. The Company generally uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

For goodwill impairment testing purposes, the CGU that represents the lowest level within the Company at which management monitors goodwill is the operating segment level (Note 27). Goodwill acquired through business combinations is allocated to the CGU that is expected to benefit from synergies of the related business combination.

The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance over a period of five years. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings. Impairment losses relating to goodwill cannot be reversed in future periods.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	17

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of insurance contracts held to fund defined benefit pension and life assurance arrangements, deferred compensation plan assets, long-term investments, retirement benefits assets, long-term receivables, deferred financing fees, long-term maintenance agreements and forward contracts. Long-term investments, comprised of bonds, are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as of the acquisition date as the excess of the cost of the acquisition over the net identifiable assets acquired and liabilities assumed at their acquisition-date fair values. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation and other contingency reserves. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values are available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings. For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (“PSUs”).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

TAX CREDITS

The Company follows the income approach to account for tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	18

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statements purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are recognized directly in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

In the course of the Company’s operations, uncertainties exist with respect to interpretation of complex tax regulations and the amount and timing of future taxable income. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisition.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as finance cost.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	19

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains or losses on translating financial statements of foreign operations in other comprehensive income.

For the accounts of foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid by employees and members of the Board of Directors is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	20

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS

All financial assets designated as held-to-maturity and loans and receivables, as well as financial liabilities designated as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities designated as fair value through earnings (“FVTE”) are measured at their fair values and gains and losses related to periodic revaluations are recorded in the consolidated statements of earnings. Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. All financial assets designated as available for sale are measured at their fair value and any unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale assets are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, short-term investments (other than those included in funds held for clients), derivatives (unless they qualify for hedge accounting, refer to “Derivative Financial Instruments and Hedging Transactions”) and bank overdraft. In addition, deferred compensation plan assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loan and receivables

Trade accounts receivable and cash included in funds held for clients.

Available for sale

Short-term and long-term bonds included in funds held for clients and long-term investments.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt, excluding obligations under finance leases, and clients’ funds obligations.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	21

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

All financial assets and liabilities measured at fair value are categorized in Level 1, except for derivatives, investments included in funds held for clients and long-term investments, which are categorized in Level 2.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statements of earnings unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Hedges on net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in the other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges on future revenue

The Company has also entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rates. These hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	22

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Cash flow hedges on future revenue (continued)

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings as an adjustment to revenue when the hedged revenue is recognized.

Cash flow hedges on unsecured committed term loan credit facility

The Company has entered into interest rate swaps to hedge the cash flow exposure of the issued variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value are excluded from the assessment and measurement of hedge effectiveness.

Fair value hedges on Senior U.S. unsecured notes

The Company entered into interest rate swap to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

The forward contracts, the cross-currency swaps and the interest rate swaps used as a cash flow hedging item are derivative instruments and, therefore, are recorded at fair value in the consolidated balance sheets under other current assets, other long-term assets, accrued liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative instruments.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	23

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS

The Company operates retirement benefit plans of both a defined contribution and defined benefit nature. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan. The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year. For defined benefits plans, the defined benefit obligations are calculated annually by independent actuaries using the projected unit credit method. The retirement benefit obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

•	Can only be used to fund employee benefits;

•	Are not available to the Company’s creditors; and

•	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as a non-current financial asset in the consolidated balance sheets.

The current service cost is recognized in the consolidated statements of earnings as an employee benefit expense. The interest cost resulting from the increase in the present value of the defined benefit obligations over time and the expected return on plan assets, is recognized as net interest expense or income. Actuarial gains and losses arising from experience adjustments or changes in actuarial assumptions are charged or credited to the other comprehensive income in the period in which they arise.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

•	IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

•	IFRS 13, “Fair Value Measurement”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements.

•	IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income.

•	IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements.

Other than IFRS 9, the above standards are effective October 1, 2013, with earlier application permitted. IFRS 9 is effective October 1, 2015, also with earlier application permitted. The Company is currently evaluating the impact of these standards on its consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	24

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

4.	Cash and cash equivalents and bank overdraft

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Cash	86,060	95,643	22,061
Cash equivalents	27,043	40,568	86,468

Cash and cash equivalents	113,103	136,211	108,529
Bank overdraft	—	(75,538)	—

	113,103	60,673	108,529

5.	Accounts receivable

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Trade	1,272,325	387,229	340,957
Other[1]	173,824	103,255	85,284

	1,446,149	490,484	426,241

[1]

Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, Research and Development tax credits in North America and Europe, and other Job and Economic Growth Creation programs available. The tax credits represent approximately $106,491,000, $75,896,000 and $54,624,000 of other accounts receivable in 2012, 2011 and 2010, respectively.

The fiscal measures under the Québec Development of E-Business program enable corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015.

6.	Funds held for clients

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Cash	11,670	67,140	248,695
Short-term bonds	—	10,070	—
Long-term bonds	190,737	170,412	—

	202,407	247,622	248,695

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	25

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

7.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2011	14,773	125,808	84,046	293,944	518,571
Additions/transfers	23,993	5,021	8,980	58,891	96,885
Additions – business acquisition (Note 24)	20,456	84,952	106,974	38,426	250,808
Disposals/transfers[1]	—	(9,344)	(2,305)	(46,537)	(58,186)
Foreign currency translation adjustment	308	427	1,723	(4,146)	(1,688)

As at September 30, 2012	59,530	206,864	199,418	340,578	806,390

Accumulated amortization
As at September 30, 2011	4,047	65,678	31,767	167,178	268,670
Amortization expense (Note 20)	1,236	18,655	16,717	56,445	93,053
Disposals/transfers[1]	—	(7,052)	(2,274)	(44,580)	(53,906)
Foreign currency translation adjustment	15	(384)	668	(2,721)	(2,422)

As at September 30, 2012	5,298	76,897	46,878	176,322	305,395

Net carrying amount as at September 30, 2012	54,232	129,967	152,540	164,256	500,995

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at October 1, 2010	17,309	139,522	75,334	255,182	487,347
Additions/transfers	154	15,479	16,602	72,443	104,678
Disposals/transfers[1]	(2,735)	(29,011)	(7,432)	(34,064)	(73,242)
Foreign currency translation adjustment	45	(182)	(458)	383	(212)

As at September 30, 2011	14,773	125,808	84,046	293,944	518,571

Accumulated amortization
As at October 1, 2010	4,461	74,419	30,065	141,770	250,715
Amortization expense (Note 20)	199	17,260	8,482	53,083	79,024
Disposals/transfers[1]	(628)	(25,975)	(6,641)	(28,003)	(61,247)
Foreign currency translation adjustment	15	(26)	(139)	328	178

As at September 30, 2011	4,047	65,678	31,767	167,178	268,670

Net carrying amount as at September 30, 2011	10,726	60,130	52,279	126,766	249,901

[1]	Includes derecognition of fully depreciated assets of $32,738,000 ($38,914,000 in 2011).

Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2012			As at September 30, 2011			As at October 1, 2010
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$	$	$	$
Furniture, fixtures and equipment	16,909	5,198	11,711	12,521	2,812	9,709	9,258	1,551	7,707
Computer equipment	103,759	52,201	51,558	87,688	40,550	47,138	79,058	33,645	45,413

	120,668	57,399	63,269	100,209	43,362	56,847	88,316	35,196	53,120

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	26

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

8.	Contract costs

	As at September 30, 2012			As at September 30, 2011			As at October 1, 2010
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$	$	$	$

Incentives	102,061	81,425	20,636	101,599	72,622	28,977	142,696	107,766	34,930
Transition costs	258,778	111,672	147,106	181,559	103,294	78,265	201,413	103,234	98,179

	360,839	193,097	167,742	283,158	175,916	107,242	344,109	211,000	133,109

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	27

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

9.	Intangible assets

	Internal-use software	Business solutions	Software licenses	Client relationships and other	Total
	$	$	$	$	$
Cost
As at September 30, 2011	90,775	299,788	162,699	390,374	943,636
Additions/transfers	4,158	—	19,499	—	23,657
Additions – internally developed	—	35,360	—	—	35,360
Additions – business acquisition (Note 24)	33,812	36,392	—	533,479	603,683
Disposals/transfers[1]	(4,012)	(8,099)	(5,115)	(29,999)	(47,225)
Foreign currency translation adjustment	(260)	(8,049)	(1,151)	(1,136)	(10,596)

As at September 30, 2012	124,473	355,392	175,932	892,718	1,548,515

Accumulated amortization
As at September 30, 2011	71,510	213,780	119,051	247,162	651,503
Amortization expense (Note 20)	9,133	21,770	18,472	50,299	99,674
Disposals/transfers[1]	(2,062)	(8,917)	(4,302)	(31,811)	(47,092)
Foreign currency translation adjustment	(364)	(6,316)	(592)	(7,190)	(14,462)

As at September 30, 2012	78,217	220,317	132,629	258,460	689,623

Net carrying amount as at September 30, 2012	46,256	135,075	43,303	634,258	858,892

	Internal-use software	Business solutions	Software licenses	Client relationships and other	Total
	$	$	$	$	$
Cost
As at October 1, 2010	88,153	284,475	172,736	414,199	959,563
Additions/transfers	6,503	—	21,354	—	27,857
Additions – internally developed	—	14,975	—	—	14,975
Modifications to purchase price allocation	—	—	—	(1,743)	(1,743)
Disposals/transfers[1]	(4,075)	(1,849)	(31,699)	(23,182)	(60,805)
Foreign currency translation adjustment	194	2,187	308	1,100	3,789

As at September 30, 2011	90,775	299,788	162,699	390,374	943,636

Accumulated amortization
As at October 1, 2010	64,749	178,400	123,036	224,342	590,527
Amortization expense	10,506	23,766	18,921	42,979	96,172
Disposals/transfers[1]	(3,818)	(1,849)	(23,062)	(21,675)	(50,404)
Impairment	—	11,719	—	—	11,719
Foreign currency translation adjustment	73	1,744	156	1,516	3,489

As at September 30, 2011	71,510	213,780	119,051	247,162	651,503

Net carrying amount as at September 30, 2011	19,265	86,008	43,648	143,212	292,133

[1]	Includes derecognition of fully depreciated assets of $45,857,000 ($32,183,000 in 2011).

All intangible assets are subject to amortization.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	28

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

10.	Other long-term assets

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements (Note 29)	19,122	—	—
Deferred compensation plan assets (Note 29)	18,878	16,452	16,318
Long-term investments	15,533	15,309	—
Retirement benefits assets (Note 29)	9,165	—	—
Long-term receivables	8,502	4,610	—
Deferred financing fees	5,042	1,077	2,360
Long-term maintenance agreements	4,891	5,017	4,904
Forward contracts (Note 31)	2,098	6,179	13,317
Deposits and other	13,120	6,949	4,724

	96,351	55,593	41,623

11.	Goodwill

Due to the change in operating segments during the year (Note 27), the Company reallocated goodwill to the revised CGUs using relative fair value and conducted a goodwill impairment test using the revised CGUs, which are the same as the operating segments. Based on the results of this test, no impairment charge was required. In addition, the Company completed the annual impairment test as at September 30, 2012 and did not identify any impairment. On August 20, 2012, CGI acquired 100% of the shares of Logica plc (“Logica”) and reported Logica as an operating segment (Note 27).

The variations in goodwill were as follows:

	U.S.	Canada	GIS	Europe & Asia Pacific	Logica	Total
	$	$	$	$	$	$

Balance as at October 1, 2010	1,282,773	964,085	202,715	75,840	—	2,525,413
Business acquisition	—	—	—	656	—	656
Purchase price adjustments (Note 24)	4,376	—	—	—	—	4,376
Disposal of business	—	(5,050)	—	—	—	(5,050)
Foreign currency translation adjustment	10,682	—	120	(175)	—	10,627

Balance as at September 30, 2011, as previously reported	1,297,831	959,035	202,835	76,321	—	2,536,022

Goodwill reallocation	(22,243)	21,613	—	630	—	—

Balance as at September 30, 2011, after goodwill reallocation	1,275,588	980,648	202,835	76,951	—	2,536,022

Business acquisition (Note 24)	—	—	—	—	3,276,172	3,276,172
Foreign currency translation adjustment	(70,849)	—	(880)	(7,011)	86,363	7,623

Balance as at September 30, 2012	1,204,739	980,648	201,955	69,940	3,362,535	5,819,817

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	29

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

11.	Goodwill (continued)

Key assumptions in goodwill impairment testing

The assumptions for the most significant CGUs are disclosed in the following table:

As at September 30, 2012	U.S.	Canada	GIS
	%	%	%
Assumptions
Pre-tax discount rate	8.7	5.5	7.2
Long-term growth rate of net operating cash flows	2.0	2.0	2.0

As at October 1, 2011	U.S.	Canada	GIS
	%	%	%
Assumptions
Pre-tax discount rate	8.9	7.2	8.7
Long-term growth rate of net operating cash flows	2.0	2.0	2.0

As at October 1, 2010	U.S. & India	Canada	GIS
	%	%	%
Assumptions
Pre-tax discount rate	10.4	8.1	9.8
Long-term growth rate of net operating cash flows	2.0	2.0	2.0

As Logica was acquired on August 20, 2012, the consideration paid is the best indicator of fair value for this CGU as at September 30, 2012.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	30

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

12.	Provisions

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2011	29,703	2,535	7,559	—	39,797
Additional provisions	4,515	1,719	1,672	101,475	109,381
Provisions assumed in business acquisition	59,138	106,408	31,446	47,652	244,644
Utilized amounts	(10,445)	(2,217)	—	(5,384)	(18,046)
Reversals of unused amounts	(1,135)	—	(2,908)	—	(4,043)
Discount rate adjustment and imputed interest	148	—	205	—	353
Effect of foreign currency translation adjustment	601	3,108	(22)	1,359	5,046

As at September 30, 2012	82,525	111,553	37,952	145,102	377,132

Current portion	35,011	3,273	3,420	118,921	160,625
Non-current portion	47,514	108,280	34,532	26,181	216,507

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at October 1, 2010	13,078	3,478	3,707	—	20,263
Additional provisions	23,192	930	3,659	—	27,781
Utilized amounts	(5,309)	(58)	—	—	(5,367)
Reversals of unused amounts	(1,879)	(1,850)	—	—	(3,729)
Discount rate adjustment and imputed interest	328	—	190	—	518
Effect of foreign currency translation adjustment	293	35	3	—	331

As at September 30, 2011	29,703	2,535	7,559	—	39,797

Current portion	9,590	2,535	—	—	12,125
Non-current portion	20,113	—	7,559	—	27,672

[1]

Onerous leases consist of estimated costs associated with vacated premises. The timing of cash outflows relating to these provisions ranges between one and thirteen years (one and eight years and one and ten years in 2011 and 2010, respectively) and was discounted at a weighted average rate of 0.98% (1.48% and 2.75% in 2011 and 2010, respectively).

[2]	Litigation and claim provisions represent certain legal claims brought against the Company.
[3]

Decommissioning liabilities pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The decommissioning liability was based on the expected cash flows of $43,421,000 ($8,790,000 and $4,370,000 in 2011 and 2010, respectively) and was discounted at a weighted average rate of 1.24% (2.19% and 2.74% in 2011 and 2010, respectively). The timing of the settlement of these obligations ranges between one and fourteen years (one and twelve years and one and thirteen years in 2011 and 2010, respectively).

[4]

Restructuring costs include Logica’s restructuring program announced on December 14, 2011. It is comprised of property rationalization, a reduction in headcount and other measures to reduce the cost base which amounted to $47,652,000 as at August 20, 2012. In addition, in connection with the acquisition of Logica made during the year, the Company recorded costs related to the termination of certain employees identified as redundant.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	31

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

13.	Other long-term liabilities

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Deferred revenue	349,507	29,887	40,702
Estimated losses on revenue-generating contracts	139,744	—	—
Deferred compensation plan liabilities (Note 29)	19,724	18,227	18,694
Deferred rent	55,850	40,767	39,346
Forward contracts (Note 31)	32,848	3,090	3,396
Other	3,559	1,804	626

	601,232	93,775	102,764

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	32

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

14.	Long-term debt

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$

Senior U.S. unsecured notes, bearing a weighted average interest rate of 4.57% and repayable by a payment of $83,615 (US$85,000) in 2016, $137,718 (US$140,000) in 2018 and $245,925 (US$250,000) in 2021[1]	467,610	20,647	109,899
Unsecured committed revolving facility[2]	691,960	859,277	964,223
Unsecured committed term loan credit facility[3]	1,933,948	—	—
Obligations bearing a weighted average interest rate of 3.34% and repayable in blended monthly installments maturing at various dates until 2018	60,812	58,575	22,049
Obligations under finance leases, bearing a weighted average interest rate of 3.85% and repayable in blended monthly installments maturing at various dates until 2019	85,124	67,182	57,705
Other long-term debt	8,954	—	—

	3,248,408	1,005,681	1,153,876
Current portion	52,347	896,012	114,577

	3,196,061	109,669	1,039,299

[1]

On December 15, 2011, the Company drew down an amount of $491,008,000 (US$475,000,000) on a private placement financing with U.S. institutional investors. The private placement is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity as at September 30, 2012 of 7.4 years and a weighted average fixed coupon of 4.57%. With the proceeds of this private placement, the Company reimbursed an amount of $491,008,000 of the unsecured revolving facility. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2012, the Company was in compliance with these covenants.

On August 17, 2012, the Company repaid the last outstanding tranche in the amount of $19,770,000 (US$20,000,000) of the 2004 private placement financing with U.S. institutional investors and settled the related forward contracts taken to manage the Company’s exposure to fluctuations in foreign exchange rate resulting in a cash outflow of $333,000.

[2]

On December 7, 2011, the Company renewed its unsecured revolving facility for an amount of $1,500,000,000 for an additional five years, expiring in December 2016. This facility is bearing interest at Bankers’ acceptance, LIBOR or to a lesser extent, Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratios. As at September 30, 2012, an amount of $691,960,000 had been drawn upon this facility at a margin of 1.75% for LIBOR and Banker’s acceptance and 0.75% for the Canadian prime portion. Also, an amount of $21,951,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2012, the Company was in compliance with these covenants.

[3]

On May 31, 2012, contingent on closing of Logica acquisition, the Company signed a new term loan credit facility agreement of £1,245,000,000. As at September 30, 2012, an amount of $1,948,940,000 was drawn, less financing costs of $14,992,000. The term loan credit facility expires in tranches on May 2014 ($484,955,000), 2015 ($484,955,000) and 2016 ($979,030,000). The term loan credit facility is bearing interest at Bankers’ acceptance, LIBOR or to a lesser extent, Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratios. As at September 30, 2012, the margin paid was 2.25% for LIBOR and Banker’s acceptance and 1.25% for the Canadian prime portion. The term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2012, the Company was in compliance with these covenants.

Principal repayments on long-term debt over the forthcoming years are as follows:

$

Less than one year	18,942
Between one and two years	510,029
Between two and five years	2,265,244
Beyond five years	384,061

Total principal payments on long-term debt	3,178,276

Minimum finance lease payments are as follows:

	Principal	Interest	Payment
	$	$	$

Less than one year	33,405	3,143	36,548
Between one and two years	24,586	1,517	26,103
Between two and five years	26,847	830	27,677
Beyond five years	286	5	291

Total minimum finance lease payments	85,124	5,495	90,619

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	33

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

15.	Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2012 and 2011, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance as at October 1, 2010	237,684,791	1,148,182	33,608,159	46,887	271,292,950	1,195,069
Repurchased and cancelled[1]	(16,373,400)	(80,009)	—	—	(16,373,400)	(80,009)
Issued upon exercise of stock options[2]	5,743,649	66,065	—	—	5,743,649	66,065
Purchased and held in trust[3]	—	(2,566)	—	—	—	(2,566)

Balance as at September 30, 2011	227,055,040	1,131,672	33,608,159	46,887	260,663,199	1,178,559
Repurchased and cancelled[1]	(5,368,000)	(26,942)	—	—	(5,368,000)	(26,942)
Issued upon financing of business acquisition, net of transaction costs	46,707,146	999,178	—	—	46,707,146	999,178
Issued upon exercise of stock options[2]	5,376,920	64,033	—	—	5,376,920	64,033
Purchased and held in trust[3]	—	(14,252)	—	—	—	(14,252)
Sale of shares held in trust[3]	—	1,118	—	—	—	1,118

Balance as at September 30, 2012	273,771,106	2,154,807	33,608,159	46,887	307,379,265	2,201,694

[1]

On February 1, 2012, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 22,064,163 Class A subordinate shares during the next year (23,006,547 in 2011 and 25,151,058 in 2010) for cancellation on the open market through the Toronto Stock Exchange. The Class A subordinate shares were available for purchase commencing February 9, 2012, until no later than February 8, 2013, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During fiscal year 2012, the Company repurchased 5,368,000 Class A subordinate shares (16,373,400 in 2011 and 35,602,085 in 2010) for cash consideration of $102,845,000 ($305,028,000 in 2011 and $516,699,000 in 2010). The excess of the purchase price over the carrying value, in the amount of $75,903,000 ($225,019,000 in 2011 and $347,940,000 in 2010), was charged to retained earnings.

[2]

The carrying value of Class A subordinate shares includes $16,010,000 ($14,341,000 in 2011 and $13,332,000 in 2010), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[3]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 761,358 Class A subordinate shares of the Company on the open market for $14,252,000 during the year ended September 30, 2012 (164,012 Class A subordinate shares for $2,566,000 during the year ended September 30, 2011). In addition, the trustee sold 61,504 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan (nil during the year ended September 30, 2011). The excess of the proceeds over the carrying value of the Class A subordinate shares, in the amount of $53,000, resulted in an increase of contributed surplus. As at September 30, 2012, 863,866 Class A subordinate shares were held in trust under the PSU plan (164,012 as at September 30, 2011) (Note 16b)).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	34

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Share-based payments

a) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2012, 40,881,609 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

	2012		2011
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	24,163,317	11.42	26,555,483	10.03
Granted	2,551,547	19.74	6,634,974	15.53
Exercised	(5,376,920)	8.93	(5,743,649)	9.01
Forfeited	(2,720,714)	15.47	(3,255,072)	12.68
Expired	—	—	(28,419)	9.19

Outstanding, end of year	18,617,230	12.69	24,163,317	11.42

Exercisable, end of year	12,079,231	10.69	13,108,369	9.39

The weighted average share price at the date of exercise for share options exercised in 2012 was $22.46 ($19.03 in 2011).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2012:

		Options outstanding		Options exercisable
		Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
Range of exercise price	Number of options
$			$		$

5.20 to 6.98	181,166	3.47	6.66	181,166	6.66
7.00 to 7.87	1,594,412	3.22	7.74	1,594,412	7.74
8.00 to 8.91	1,392,887	2.56	8.52	1,392,887	8.52
9.05 to 9.43	2,844,597	6.00	9.31	2,844,597	9.31
10.05 to 11.80	2,353,759	5.03	11.37	2,353,759	11.37
12.54 to 13.26	3,997,509	6.99	12.55	2,563,564	12.55
14.48 to 15.96	3,765,173	8.00	15.48	1,045,450	15.47
19.28 to 23.99	2,487,727	9.01	19.76	103,396	20.58

	18,617,230	6.38	12.69	12,079,231	10.69

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	35

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Share-based payments (continued)

a) Stock options (continued)

The fair value of stock options granted in the period and the assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2012	2011
Weighted average assumptions
Grant date fair value ($)	4.67	4.31
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	27.63	27.11
Risk-free interest rate (%)	1.20	1.99
Expected life (years)	4.00	5.00
Exercise price ($)	19.74	15.53
Share price ($)	19.74	15.53

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b) Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 15).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at October 1, 2010	—
Granted[1]	164,012

Outstanding as at September 30, 2011	164,012
Granted[1]	761,358
Forfeited	(61,504)

Outstanding as at September 30, 2012	863,866

[1]	The PSUs granted in the period had a grant date fair value of $19.71 per unit in 2012 ($15.51 in 2011).

c) Share-based payment costs

The share-based payment expense recorded in cost of services, selling and administrative expenses is as follows:

	Year ended September 30
	2012	2011
	$	$
Stock options	9,310	16,246
PSUs	3,210	399

	12,520	16,645

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	36

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

17.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the year ended September 30:

	2012			2011
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	131,529	263,431,660	0.50	438,139	265,333,074	1.65
Dilutive stock options and PSUs[2]		10,212,342			10,487,173

	131,529	273,644,002	0.48	438,139	275,820,247	1.59

[1]

The 5,368,000 Class A subordinate shares repurchased and 863,866 Class A subordinate shares held in trust during the year ended September 30, 2012 (16,373,400 and 164,012, respectively, during year ended September 30, 2011), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 2,400,489 stock options for the year ended September 30, 2012 (58,542 for the year ended September 30, 2011), as they were anti-dilutive.

18.	Construction contracts in progress

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

The status of the Company’s construction contracts in progress at the end of the reporting period was as follows:

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Recognized as:
Revenue in the respective year	637,764	443,183	445,294

Recognized as:
Amounts due from customers under construction contracts[1]	366,398	104,327	100,616
Amounts prepaid by customers under construction contracts[2]	(206,235)	(34,861)	(27,908)

[1]	As at September 30, 2012, retentions held by customers for contract work amounted to $21,402,000 ($17,186,000 as at September 30, 2011 and $14,788,000 as at October 1, 2010).
[2]	As at September 30, 2012, advances received from customers for contract work amounted to $11,740,000 ($14,196,000 as at September 30, 2011 and $5,489,000 as at October 1, 2010).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	37

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

19.	Costs of services, selling and administrative

	Year ended September 30
	2012	2011
	$	$
Salaries and other member costs[1]	2,771,802	2,343,015
Hardware, software and data center related costs	400,015	457,248
Professional fees and other contracted labour	592,374	494,292
Property costs	204,944	170,859
Amortization and depreciation (Note 20)	220,054	210,450
Other operating expenses	37,670	15,096

	4,226,859	3,690,960

[1]	Net of tax credits of $98,750,000 in 2012 ($111,832,000 in 2011).

20.	Amortization and depreciation

	Year ended September 30
	2012	2011
	$	$
Depreciation of PP&E1	93,053	79,024
Amortization of intangible assets	99,674	107,891
Amortization of contract costs related to transition costs	27,327	23,535

Included in costs of services, selling and administrative (Note 19)	220,054	210,450
Amortization of contract costs related to incentives (presented as a reduction of revenue)	8,723	10,364
Amortization of deferred financing fees (presented in finance costs)	1,211	1,283
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,371	1,257
Amortization of premiums and discounts on long-term investments (presented net in finance costs)	39	—

	231,398	223,354

[1]	Depreciation of property, plant and equipment acquired under finance leases was $20,799,000 in 2012 ($18,526,000 in 2011).

21.	Finance costs

	Year ended September 30
	2012	2011
	$	$
Interest on long-term debt	41,698	18,224
Other finance costs	401	1,171

	42,099	19,395

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	38

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

22.	Accumulated other comprehensive (loss) income

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Net unrealized (losses) gains on translating financial statements of foreign operations (net of accumulated income tax expense of $330 as at September 30, 2012 and $1,281 as at September 30, 2011)	(7,920)	12,275	—
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in foreign operations (net of accumulated income tax expense of $959 as at September 30, 2012 and net of accumulated income tax recovery of $1,086 as at September 30, 2011)	6,071	(4,695)	—
Net unrealized (losses) gains on cash flow hedges (net of accumulated income tax recovery of $3,302 as at September 30, 2012 and net of income tax expense of $1,457 as at September 30, 2011 and $5,336 as at October 1, 2010)	(6,343)	5,272	14,469
Net unrealized actuarial gains (losses) (net of income tax expense of $1,961 as at September 30, 2012 and net of income tax recovery of $217 as at September 30, 2011)	4,578	(632)	—
Net unrealized gains on investments available for sale (net of accumulated income tax expense of $1,276 as at September 30, 2012 and $854 as at September 30, 2011)	3,339	2,352	—

	(275)	14,572	14,469

For the year ended September 30, 2012, $794,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $277,000) were reclassified to net earnings for derivatives designated as cash flow hedges ($7,476,000 net of income taxes of $3,314,000 for the year ended September 30, 2011).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	39

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

23.	Income taxes

	Year ended September 30
	2012	2011
	$	$
Current income tax expense
Current income tax expense in respect of the current year	151,736	154,349
Adjustments recognized in the current year in relation to the current income tax expense of prior years	1,967	(32,230)

Total current income tax expense	153,703	122,119
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	(19,680)	(17,568)
Recognition of previously unrecognized temporary differences	(2,626)	(4,855)

Total deferred income tax recovery	(22,306)	(22,423)

Total income tax expense	131,397	99,696

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2012	2011
	%	%
Company’s statutory tax rate	27.3	28.8
Effect of foreign tax rate differences	2.9	(2.4)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.2)	(6.8)
Non-deductible and tax exempt items	1.5	(1.2)
Effect of unrecognized tax benefit and non-deductible acquisition-related and integration costs	18.5	—
Impact on future tax assets and liabilities resulting from tax rate changes	—	0.1

Effective income tax rate	50.0	18.5

The decrease in Company’s statutory tax rate is explained by the reduction in the federal statutory tax rate from 16.9% to 15.4%.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	40

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

23.	Income taxes (continued)

The continuity of deferred income tax balances is as follows:

	As at September 30, 2011	Additions from business acquisition	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2012
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	24,884	11,957	(7,473)	—	—	(64)	29,304
Tax benefits on losses carried forward	7,459	164,960	8,271	—	—	1,710	182,400
Accrued compensation	28,354	3,030	787	—	6,805	—	38,976
Retirement benefits	—	19,664	—	(2,178)	—	—	17,486
Allowance for doubtful accounts	3,255	—	(1,209)	—	—	—	2,046
PP&E, contract costs, intangible assets and other long-term assets	(122,374)	(46,428)	13,769	—	—	2,326	(152,707)
Work in progress	(28,090)	—	2,921	—	—	1	(25,168)
Goodwill	(33,490)	—	(1,754)	—	—	—	(35,244)
Refundable tax credits on salaries	(14,756)	—	(3,027)	—	—	—	(17,783)
Unrealized gains on cash flow hedges	(1,457)	—	3,236	2,695	—	(95)	4,379
Other liabilities	(3,297)	411	6,785	548	—	324	4,771

Deferred income taxes, net	(139,512)	153,594	22,306	1,065	6,805	4,202	48,460

	As at October 1, 2010	Recognized in earnings	Recognized in other comprehensive loss	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2011
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	13,720	10,944	217	—	3	24,884
Tax benefits on losses carried forward	10,321	(2,934)	—	—	72	7,459
Accrued compensation	33,550	(7,659)	—	1,790	673	28,354
Allowance for doubtful accounts	1,793	1,462	—	—	—	3,255
PP&E, contract costs, intangible assets and other long-term assets	(143,654)	23,310	—	—	(2,030)	(122,374)
Work in progress	(25,165)	(2,927)	—	—	2	(28,090)
Goodwill	(27,774)	(6,116)	—	—	400	(33,490)
Refundable tax credits on salaries	(20,985)	6,229	—	—	—	(14,756)
Unrealized gains on cash flow hedges	(5,323)	226	3,640	—	—	(1,457)
Other liabilities	(2,455)	(112)	(813)	—	83	(3,297)

Deferred income taxes, net	(165,972)	22,423	3,044	1,790	(797)	(139,512)

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
Deferred tax assets	219,590	9,882	22,888
Deferred tax liabilities	(171,130)	(149,394)	(188,860)

Deferred income taxes, net	48,460	(139,512)	(165,972)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	41

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

23.	Income taxes (continued)

At September 30, 2012, the Company had $1,465,577,000 in non-capital losses carried forward and other temporary differences, of which $254,410,000 expire at various dates up to 2029 and $1,211,167,000 have no expiry dates. The Company recognized a deferred tax asset of $364,028,000 on the losses carried forward and other temporary differences and recognized a valuation allowance of $181,628,000. The increase in the valuation allowance mainly results from the Logica acquisition. The resulting net deferred tax asset of $182,400,000 is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits.

The temporary differences associated with investments in subsidiaries and the interest in joint venture for which a deferred tax liability has not been recognized amount to $683,282,000 ($638,285,000 in 2011).

Undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to withholding taxes. It is not practicable for the Company to estimate the amount of withholding taxes related to these undistributed earnings.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	42

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

24.	Investments in subsidiaries

2012 TRANSACTIONS

a) Acquisition

On August 20, 2012, the Company acquired 100% of the outstanding ordinary shares of Logica, a business and technology services company, for a total cash consideration of $2,682,380,000 (£1,715,738,000) and the assumption of Logica’s net debt of $866,658,000. The acquisition and the repayment of Logica’s debt assumed were funded through a combination of sources; the Company issued 46,707,146 new Class A subordinate voting shares of the Company at a price of $21.41 to Caisse de dépôt et placement du Québec for a total consideration of $1,000,000,000, excluding transaction costs. In addition, the Company drew under a term loan agreement $1,933,858,000. The remaining funding came from the Company’s existing credit facility and cash. The acquisition of Logica will increase the ability of the Company to offer a mix of business and technology expertise to clients across the world through a combination of local and global delivery options.

The purchase price allocation shown below is preliminary and based on management’s best estimates. The final purchase price allocation is expected to be completed as soon as management has gathered all of the significant information available and considered necessary in order to finalize this allocation.

Logica
$
Assets
Current assets[1]	1,374,838
Property, plant and equipment	250,808
Contract costs	71,697
Intangible assets	603,683
Other long-term assets	87,789
Deferred tax assets	197,210
Goodwill[2]	3,276,172

5,862,197

Liabilities
Current liabilities	(1,546,273)
Debt[3]	(808,775)
Deferred tax liabilities	(43,616)
Long-term provisions	(182,880)
Retirement benefits obligations	(113,526)
Other long-term liabilities	(426,864)

(3,121,934)

Bank overdraft assumed, net	(57,883)

Net assets acquired	2,682,380

Cash consideration	2,676,912
Consideration payable[4]	5,468

[1]	The current assets include accounts receivable with a fair value of $899,089,000 which approximates the gross amount due under the contracts.
[2]

The preliminary goodwill arising from the acquisition mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. All of the goodwill is included in the Logica segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

[3]

During the year, the Company made a repayment of $891,354,000 of Logica’s debt assumed in business acquisition, resulting in a loss of $83,632,000 which was recorded in acquisition-related and integration costs.

[4]	Payable within one year.
[5]	The purchase price allocation was translated using the exchange rate as at August 20, 2012.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	43

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

24.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a) Acquisition (continued)

In connection with the acquisition of Logica, the Company expensed $254,973,000 during the year ended September 30, 2012. Included in that amount are acquisition-related costs of $36,403,000, integration costs of $109,714,000, make whole on Logica’s debt and other financing costs of $108,856,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisition and foreign exchange call options for an amount of $7,146,000 in order to comply with the funds certain requirement under the UK City Code on Takeovers and Mergers.

Integration costs driven by the restructuring of Logica’s operations, estimated at approximately $400,000,000, mainly include the costs related to the termination of certain employees identified as redundant. The acquisition-related and integration costs are separately disclosed in the Company’s consolidated statements of earnings.

Logica’s revenue for the year ended September 30, 2012 represents approximately 12% of the total consolidated revenue of the Company. From the date of acquisition, included in the Company’s results are $567,875,000 of revenues and $259,981,000 of net loss from Logica, which includes acquisition-related and integration costs. On a pro forma basis, the revenue, the earnings before income taxes and the net loss of the combined Company for the year ended September 30, 2012 would have been approximately $10,231,555,000, $81,733,000 and $5,399,000, respectively, had the Logica acquisition occurred as of October 1, 2011. The pro forma financial information was constructed using the Company’s 2012 annual results and Logica’s results from July 1, 2011 to June 30, 2012 due to the differences in reporting periods and includes business combination adjustments such as amortization of acquired intangible assets, interest expense on borrowings, elimination of acquisition-related costs, integration costs, make whole and other financing costs as well as related tax effects. The changes to historical transactions and the benefits from integration initiatives, severances of redundant resources and savings related to the retirement of excess facilities have not been reflected in these pro forma amounts. The pro forma amounts are not necessarily indicative of the results of operations of the Company that would have resulted had the acquisition actually occurred on October 1, 2011, or the results that may be obtained in the future.

b) Disposal

There were no significant disposals during fiscal 2012.

2011 TRANSACTIONS

a) Acquisition

There were no significant acquisitions during fiscal 2011.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	44

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

24.	Investments in subsidiaries (continued)

2011 TRANSACTIONS (CONTINUED)

b) Disposal

On April 4, 2011, the Company concluded a transaction for a net consideration of $10,500,000 whereby Conseiller en informatique d’affaires CIA inc. (“CIA”) repurchased its shares held by the Company, which represented a 68% interest, excluding its Paris operations, and the Company simultaneously purchased 32% of the operations carried out in CIA’s Paris office not previously owned.

The Company received $5,917,000 during the year ended September 30, 2011 and the remaining balance of $4,583,000 in fiscal 2012. The sale resulted in a gain of $3,655,000 recognized within other income in the consolidated statements of earnings.

c) Modifications to purchase price allocation

During the year ended September 30, 2011, the Company finalized the purchase price allocation and made adjustments relating to the acquisition of Stanley, Inc. (“Stanley”). The resulting impact for the year ended September 30, 2011 was a decrease in intangible assets of $1,743,000, deferred tax assets of $299,000 and deferred tax liabilities of $682,000 and an increase of accrued compensation of $1,491,000, accounts payable and accrued liabilities of $50,000 and income taxes payable of $1,475,000, whereas goodwill increased by $4,376,000. The prior period figures have not been adjusted given that the effect of restatement was not significant.

d) Acquisition-related and integration costs

In connection with the acquisition of Stanley in fiscal year 2010, the Company expensed $3,675,000 during the year ended September 30, 2011. The expenses included costs to integrate the operations and to realize synergies.

25.	Joint venture: supplementary information

During the year ended September 30, 2012, the Company sold its 49% interest in Innovapost Inc. (“Innovapost”) and received consideration of $26,000,000. The Company recorded a gain of $2,981,000 relating to the disposal within other income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	45

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

26.	Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2012	2011
	$	$

Accounts receivable	(61,373)	(87,828)
Work in progress	(15,815)	(31,971)
Prepaid expenses and other assets	(10,020)	44,485
Accounts payable, accrued liabilities and other long-term liabilities	62,161	22,183
Accrued compensation	89,836	(1,595)
Provisions	85,715	15,620
Deferred revenue	46,727	(2,956)
Income taxes	(21,273)	(35,236)

	175,958	(77,298)

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2012	2011
	$	$
Operating activities
Accounts receivable	(284)	(326)
Prepaid expenses and other assets	(11,105)	(26,400)

	(11,389)	(26,726)

Investing activities
Purchase of property, plant and equipment	(32,207)	(36,083)
Additions of intangible assets	(15,359)	(15,939)
Additions of other long-term assets	(7,426)	(3,646)

	(54,992)	(55,668)

Financing activities
Increase in obligations under finance leases	29,753	28,822
Increase in obligations	36,344	53,246
Issuance of shares	284	326

	66,381	82,394

c) Interest paid and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2012	2011
	$	$

Interest paid	34,573	17,807
Interest received	3,415	2,017
Income taxes paid	144,010	135,433

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	46

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

27.	Segmented information

In the prior year, management regularly reviewed the Company’s operating results through four operating segments, namely: U.S. & India, Canada, Global Infrastructure Services (“GIS”) and Europe & Asia Pacific. As a result of changes to the management reporting structure in the current year, the Company is managed through the following four operating segments: U.S., Canada, GIS, Europe & Asia Pacific.

The GIS operating segment incorporates all services provided to clients globally for the management of their technology infrastructure. The other operating segments are based on the Company’s geographic delivery model: U.S., Canada and Europe & Asia Pacific, which include their respective utilization of India’s delivery centers.

As at September 30, 2012, the operations of Logica were managed and reviewed as one component and is therefore being presented as its own operating segment. As a result of changes in the management reporting structure effective October 1, 2012, the Company will change its operating segments beginning in the first quarter of 2013 as follows:

Canada;

United States of America;

Nordics, Southern Europe and South America;

Central and Eastern Europe (including Netherlands, Germany and Belgium);

United Kingdom;

Asia Pacific (including Australia, India, Philippines and the Middle East);

France (including Luxembourg and Morocco).

The following presents information on the Company’s operations based on its current management structure. The Company has retrospectively revised the segmented information for the comparative periods to conform to the segmented information structure in effect as of September 30, 2012.

	Year ended September 30, 2012
	U.S.	Canada	GIS	Europe & Asia Pacific	Logica	Total
	$	$	$	$	$	$

Segment revenue	2,091,112	1,212,615	684,870	215,982	567,875	4,772,454

Earnings (loss) before acquisition-related and integration costs, finance costs, finance income, other income, share of profit on joint venture and income tax expense[1]	242,965	257,011	53,265	12,333	(18,845)	546,729
Acquisition-related and integration costs						254,973
Finance costs						42,099
Finance income						(5,318)
Other income						(3,955)
Share of profit on joint venture						(3,996)

Earnings before income taxes						262,926

[1]

Amortization and depreciation included in the U.S., Canada, GIS, Europe & Asia Pacific and Logica operating segments is $82,258,000, $42,370,000, $76,674,000 $4,269,000 and $24,577,000 respectively, for the year ended September 30, 2012.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	47

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

27.	Segmented information (continued)

Year ended September 30, 2011	U.S.	Canada	GIS	Europe & Asia Pacific	Total
	$	$	$	$	$

Segment revenue	1,896,002	1,287,056	816,663	224,221	4,223,942

Earnings before acquisition-related and integration costs, finance costs, finance income, other income, share of profit on joint venture and income tax expense[1]	167,734	249,103	110,880	8,630	536,347
Acquisition-related and integration costs					3,675
Finance costs					19,395
Finance income					(3,552)
Other income					(7,647)
Share of profit on joint venture					(13,359)

Earnings before income taxes					537,835

[1]

Amortization and depreciation included in the U.S., Canada, GIS, and Europe & Asia Pacific operating segments is $85,655,000, $53,451,000 $78,781,000 and $4,184,000 respectively, for the year ended September 30, 2011.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

GEOGRAPHIC INFORMATION

The following table provides information for property, plant and equipment, contract costs and intangible assets based on their location1:

	As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	$	$	$
U.S.	291,690	313,860	361,702
Canada	292,990	305,046	348,936
U.K.[2]	283,921	—	—
France[2]	204,538	—	—
Sweden[2]	93,231	—	—
Other	361,259	30,370	28,139

	1,527,629	649,276	738,777

[1]	Excludes goodwill which has been allocated to operating segments (Note 11).
[2]	Balances as of September 30, 2011 and October 1, 2010 are not significant.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	48

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

27.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides revenue information based on the client’s location:

	2012	2011
	$	$
Revenue
U.S.	2,240,668	2,041,609
Canada	1,721,490	1,911,447
U.K.[1]	205,247	—
France[1]	153,879	—
Sweden[1]	59,822	—
Other	391,348	270,886

	4,772,454	4,223,942

[1]	Amounts for the year ended September 30, 2011 are not significant.

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2012	2011
	$	$
Outsourcing
IT Services	2,216,942	2,096,049
BPS	838,879	749,728
Systems integration and consulting	1,716,633	1,378,165

	4,772,454	4,223,942

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies accounted for $1,336,941,000 of revenues included within the U.S. segment for the year ended September 30, 2012 ($1,233,784,000 for the year ending September 30, 2011).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	49

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

28.	Related party transactions

A)	TRANSACTIONS WITH JOINT VENTURE

Prior to its disposal, in the normal course of business, the Company was party to contracts with Innovapost, a joint venture, pursuant to which the Company was its preferred IT supplier.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below. The amounts outstanding were unsecured and settled in cash. No guarantees were given or received and no expense was recognized in the current or prior periods for bad or doubtful debts in respect of the amounts owed.

Revenue was $20,014,000 and $80,075,000 for the years ended September 30, 2012 and 2011, respectively.

	2012	2011
	$	$
Accounts receivable	—	4,570
Work in progress	—	1,158
Contract costs	—	3,713
Deferred revenue	—	2,985

B)	TRANSACTIONS WITH SUBSIDIARIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. The Company owns 100% of the equity interests of its subsidiaries.

The Company’s principal subsidiaries are as follows:

Name of subsidiary	Country of incorporation
Conseillers en Gestion et Informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI Technologies and Solutions Inc.	United States
Stanley Associates, Inc.	United States
CGI Federal Inc.	United States
Oberon Associates, Inc.	United States
CGI Information Systems and Management Consultants Private Limited	India
CGI Information Systems and Management Consultants (UK) Limited	United Kingdom
Logica France SAS	France
Logica Business Consulting France SAS	France
Logica Nederland BV	Netherlands
Logica Deutschland GmbH & Co KG	Germany
LogicaTI Portugal SA	Portugal
Logica Danmark A/S	Denmark
Logica Norge AS	Norway
Logica Australia Pty Limited	Australia
Logica Private Limited	India
Logica North America Inc.	United States
Logica Suomi Oy	Finland
Logica Sverige AB	Sweden
Logica UK Limited	United Kingdom

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	50

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

28.	Related party transactions (continued)

C)	COMPENSATION PAID TO KEY MANAGEMENT PERSONNEL

Compensation paid to key management personnel, defined as the Board of Directors (the “Board”) and the Executive Vice-President and Chief Financial Officer, is as follows:

	2012	2011
	$	$
Short-term employee benefits	3,909	6,915
Share-based payments	5,732	4,702

29.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefits plans to its employees:

DEFINED BENEFIT PLANS

The following table presents amounts for post-retirement benefits plans and post-employment benefits plan other than pensions included in the consolidated balance sheets:

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$

Defined benefit obligations	(437,585)	(326,620)	(150,827)	(915,032)
Fair value of plan assets	433,727	326,793	45,599	806,119

	(3,858)	173	(105,228)	(108,913)
Fair value of reimbursement rights	—	—	19,122	19,122

Net asset/(liability) recognized in the balance sheets	(3,858)	173	(86,106)	(89,791)

Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements	—	—	19,122	19,122
Retirement benefits assets	8,790	375	—	9,165
Retirement benefits obligations	(12,648)	(202)	(105,228)	(118,078)

	(3,858)	173	(86,106)	(89,791)

a) Defined benefit plans of Logica

During the year the Company acquired Logica. Logica operates among others defined benefit retirement plans primarily for the benefit of employees in the U.K. and the Netherlands, with smaller plans in other countries.

The largest plans are funded plans, where contributions are made by the Company, and also in some cases by the employee, to build up a separate fund of assets which is used to pay the employee benefits. The plans’ assets are held in funds separate from those of the Company. Contribution rates are assessed by the actuary or insurer of each plan in regular funding reviews. Plan benefits typically provide for a pension on retirement based on years of qualifying service and final pensionable salary.

The Company also operates unfunded plans where the Company will be required to pay the future employee benefits from its future earnings.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	51

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

a) Defined benefit plans of Logica (continued)

The two largest plans are in the U.K. and the Netherlands and make up around 80% of the overall obligations. Some further details on these plans are provided below.

Stichting Pensioenfonds CMG (Netherlands) – last full actuarial valuation at December 31, 2011

The plan is closed to accrual and is currently in the process of being liquidated. At September 30, 2012, the plan held an insurance policy which matched the majority of the benefits due to members. Once the liquidation of the plan is completed, the Company will no longer be exposed to risks in respect of this plan.

LogicaCMG UK Pension and Life Assurance Plan (U.K.) – last full actuarial valuation at December 31, 2009

In 2011, a funding valuation which reported a deficit of $1,422,000 (£900,000) was concluded. A recovery plan has been agreed to fund the deficit over a five year period from January 1, 2011 to December 31, 2015 by making annual payments of $317,000 (£200,000).

CMG UK Pension Plan (U.K.) – last full actuarial valuation at June 30, 2010

The plan is closed to accrual and the last funding valuation reported a deficit of $76,479,000 (£47,300,000). A revised recovery plan was agreed with the Trustees and it was agreed to pay $11,426,000 (£7,200,000) annually for a period of 5 years and 9 months from July 1, 2011 to March 31, 2017.

Insurance policies taken out to fund retirement benefit plans that do not qualify as plan assets are presented as reimbursement rights within other long-term assets. Such policies fund pension plans in Germany and a life assurance plan in the U.S.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	52

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

a) Defined benefit plans of Logica (continued)

The following table presents a reconciliation of the movements in the defined benefit obligations between the beginning and end of the year, and an analysis of the defined benefit obligations between unfunded plans and those plans that are wholly funded:

Defined benefit obligations	U.K.	Netherlands	Other	Total
	$	$	$	$

As at October 1, 2011	—	—	—	—
Liabilities assumed in a business acquisition	436,695	304,686	134,780	876,161
Current service cost	140	—	643	783
Interest cost	2,267	1,289	493	4,049
Actuarial (gains) losses due to change in assumptions	(10,788)	10,214	3,850	3,276
Actuarial losses (gains) due to experience adjustments	173	—	(190)	(17)
Termination benefits	95	—	—	95
Plan participant contributions	38	—	32	70
Benefits paid from the plan	(421)	(687)	(410)	(1,518)
Benefits paid directly by employer	—	—	(160)	(160)
Foreign currency translation adjustment	9,386	11,118	4,367	24,871

As at September 30, 2012	437,585	326,620	143,405	907,610

Defined benefit obligation of unfunded plans	—	—	39,548	39,548
Defined benefit obligation of funded plans	437,585	326,620	103,857	868,062

As at September 30, 2012	437,585	326,620	143,405	907,610

The following table presents a reconciliation of the movements in plan assets and reimbursement rights between the beginning and end of the year:

Plan assets and reimbursement rights	U.K.	Netherlands	Other	Total
	$	$	$	$

As at October 1, 2011	—	—	—	—
Assets acquired in a business acquisition	423,111	304,944	61,263	789,318
Expected return on assets	2,196	1,291	246	3,733
Employer contributions	233	—	649	882
Experience (losses) gains on assets	(594)	10,119	1,122	10,647
Plan participants contributions	38	—	32	70
Benefits paid from the plan	(421)	(687)	(482)	(1,590)
Benefits paid directly by employer	—	—	(160)	(160)
Foreign currency translation adjustment	9,164	11,126	2,051	22,341

As at September 30, 2012	433,727	326,793	64,721	825,241

Plan assets	433,727	326,793	45,599	806,119
Reimbursement rights	—	—	19,122	19,122

As at September 30, 2012	433,727	326,793	64,721	825,241

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	53

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

a) Defined benefit plans of Logica (continued)

The plan assets at the end of the year consist of:

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$

Equities	141,402	—	2,465	143,867
Bonds	262,845	—	20,065	282,910
Property	21,398	—	4,930	26,328
Cash	8,082	2,733	2,263	13,078
Other	—	324,060	15,876	339,936

	433,727	326,793	45,599	806,119

The defined benefit pension plan in Netherlands is in the process of being liquidated and has been reinsured. As the plan is not fully settled yet, the Company will continue to disclose the gross position of the plan. Once the liquidation of the plan is completed, the Company will no longer be exposed to risks in respect of this plan.

Plan assets do not include any ordinary shares of the Company or property occupied by the Company or any other assets used by the Company.

The following table summarizes the actual return on assets:

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$

Actual return on plan assets and reimbursement rights	1,602	11,410	1,368	14,380

The following table summarizes the expense recognized in the consolidated statements of earnings:

Year ended September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$

Current service cost	140	—	643	783
Termination benefits	95	—	—	95
Interest cost	2,267	1,289	493	4,049
Expected return on plan assets and reimbursement rights	(2,196)	(1,291)	(246)	(3,733)

	306	(2)	890	1,194

Presented as:
Costs of services, selling and administrative	235	—	643	878
Finance costs	71	(2)	247	316

	306	(2)	890	1,194

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	54

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

a) Defined benefit plans of Logica (continued)

The following table summarizes the amounts recognized in other comprehensive income:

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$

Experience (gains) losses on assets and reimbursement rights	594	(10,119)	(1,122)	(10,647)
Actuarial (gains) losses on liabilities due to experience and change of assumptions	(10,615)	10,214	3,660	3,259

	(10,021)	95	2,538	(7,388)

Actuarial assumptions

The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages). The assumed discount rate, rate of inflation, salary increases and mortality all have a significant effect on the accounting valuation.

Year ended September 30, 2012	U.K.	Netherlands	Other	Total
	%	%	%	%

Discount rate	4.55	3.55	3.35	4.00
Expected return on plan assets	4.55	3.55	3.26	4.07
Future salary increases	2.60	—	—	—
Future pension increases	2.57	—	—	—
Inflation	2.60	2.00	2.10	2.31

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the most important countries are based on the following post-retirement mortality tables: (1) UK: 110% PNXA00 (year of birth) plus CMI_2011 projections with 1% p.a. minimum long term improvement rate; and (2) Netherlands: AG Generation 2010-2060 with an age setback of 1 year.

The overall expected rate of return on plan assets is calculated as a weighted average of the expected rates of return of individual asset classes. The weighted average is calculated by reference to the amount in each class of plan assets at the end of the reporting period. The expected rates of return on bonds is determined by reference to market yields at the end of the reporting period for bonds of similar term to those held as plan assets. The expected rate of return on equities is determined by reference to real historical equity market returns.

The following table shows the sensitivity of the defined benefit obligations to changes in these assumptions:

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$

Increase of 0.25% in the discount rate	(18,043)	(14,154)	(5,200)	(37,397)
Decrease of 0.25% in the discount rate	19,424	13,599	5,195	38,218
Increase of 0.25% in inflation	13,698	—	778	14,476
Decrease of 0.25% in inflation	(11,902)	—	(830)	(12,732)
Increase of one year in life expectancy	8,901	6,855	2,222	17,978
Decrease of one year in life expectancy	(9,004)	(7,018)	(2,184)	(18,206)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	55

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

a) Defined benefit plans of Logica (continued)

Actuarial assumptions (continued)

The Company expects to contribute $18,200,000 to defined benefit plans during the next year, of which $14,620,000 relates to UK plans, and $3,580,000 relating to other plans.

b) Post-employment benefits plan other than pensions

The Company maintains a post-employment benefits plan other than pensions to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The benefits other than pensions include a health and dental care coverage as well as life insurance coverage.

The post-employment benefits liability totaled $7,422,000 as at September 30, 2012 ($7,035,000 and $6,228,000 at September 30, 2011 and October 1, 2010, respectively). The Company measures its benefits liability as at September 30 of each year. An actuarial valuation was performed at September 30, 2011, and the next actuarial valuation will be as at September 30, 2014. The accrued benefit obligation was determined based on an annual discount rate of 4.50%.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution retirement plans in U.K. and overseas, under which contributions are paid by the Company undertakings. In some countries, contributions are made into state pension plans. The pension cost expense for defined contribution plans amounted to $29,000,000.

In Sweden, the Company contributes to the Alecta SE pension plan which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as it is a multi-employer plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. Alecta use a collective funding ratio to determine the surplus or deficit in the pension plan. The collective funding is the difference between Alecta’s assets and the commitments to the policyholders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2012, Alecta’s collective funding ratio was 137%. The plan expense was $3,450,000 (SEK 23,000,000).

The Company also paid contributions to defined contribution plans for CGI’s employees of $16,194,000 in 2012 and $14,623,000 in 2011.

OTHER BENEFIT PLANS

The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management.

One of these plans is an unfunded plan and the non-qualified deferred compensation liability totaled $846,000 as at September 30, 2012 ($1,775,000 and $2,376,000 at September 30, 2011 and October 1, 2010, respectively).

The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $18,878,000 as at September 30, 2012 ($16,452,000 and $16,318,000 as at September 30, 2011 and October 1, 2010, respectively).

The deferred compensation plans assets and liabilities are presented in other long-term assets and other long-term liabilities, respectively.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	56

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Commitments, contingencies and guarantees

A) COMMITMENTS

At September 30, 2012, the Company is committed under the terms of operating leases with various expiration dates up to 2027, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,932,336,000. The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	435,698
Between one and two years	328,358
Between two and five years	695,262
Beyond five years	473,018

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings during the year was $136,938,000 ($136,142,000 in 2011), net of sub-lease income of $8,014,000 ($8,401,000 in 2011). As at September 30, 2012, the total future minimum sub-lease payments expected to be received under non-cancellable sub-lease were $114,458,000 ($61,651,000 as at September 30, 2011).

The Company entered into long-term service and other agreements representing a total commitment of $35,457,000. Minimum payments under these agreements are due as follows:

$
Less than one year	17,597
Between one and two years	7,094
Between two and five years	10,766
Beyond five years	—

B) CONTINGENCIES

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	57

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Commitments, contingencies and guarantees (continued)

C) GUARANTEES

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $6,527,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2012. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2012, the Company provided for a total of $48,988,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property accounted for as an operating lease at the expiration of the lease term. The Company also has letters of credit for a total of $54,140,000. These guarantees are required in some of the Company’s contracts with customers.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	58

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

31.	Financial instruments

FAIR VALUE

At September 30, 2012 and 2011, the estimated fair values of trade accounts receivable, cash included in funds held for clients, accounts payable and accrued liabilities, accrued compensation, long-term debt obligation and clients’ funds obligations approximate their respective carrying values.

The fair values of Senior U.S. unsecured notes and the unsecured committed revolving facility and the unsecured committed term loan credit facility, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, are $521,971,000 and $685,951,000 and $1,951,279,000 as at September 30, 2012, respectively ($22,236,000, $855,307,000 and nil as at September 30, 2011, respectively and $112,937,000, $941,396,000 and nil as at October 1, 2010, respectively), as compared to their carrying value $467,610,000, $691,960,000 and $1,933,948,000, respectively ($20,647,000, $859,277,000 and nil as at September 30, 2011, respectively and $109,899,000, $964,223,000 and nil as at October 1, 2010, respectively) (Note 14).

The following table summarizes the fair value of outstanding hedging instruments:

		As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	Recorded in	$	$	$
Hedges on net investments in foreign operations
US$818,000 debt designated as the hedging instrument of the Company’s net investment in U.S. operations (US$815,000 as at September 30, 2011 and US$920,000 as at October 1, 2010)	Long-term debt	804,667	846,703	947,416

€45,000 debt designated as a hedging instrument of the Company’s net investment in European operations (€9,000 as at September 30, 2011 and €12,000 as at October 1, 2010)	Long-term debt	56,907	12,574	16,807

$1,153,700 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations (nil as at September 30, 2011 and as at October 1, 2010)	Other long-term liabilities	23,876	—	—
Cash flow hedges on future revenue

US$32,100 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$76,740 as at September 30, 2011 and US$130,380 as at October 1, 2010)

	Other current assets Other long-term assets	6,514 1,024	6,497 5,613	8,918 11,433

US$51,944 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$45,000 as at September 30, 2011 and US$44,820 as at October 1, 2010)

	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	— — 1,678 2,697	156 1 — 536	2,378 1,121 — —

$53,145 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($62,220 as at September 30, 2011 and $89,040 as at October 1, 2010)

	Accrued liabilities Other long-term liabilities	6,533 2,073	2,560 2,554	1,570 3,396

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	59

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

31.	Financial instruments (continued)

FAIR VALUE (CONTINUED)

		As at September 30, 2012	As at September 30, 2011	As at October 1, 2010
	Recorded in	$	$	$
Cash flow hedges on Senior U.S. unsecured notes
US$nil foreign currency forward contracts (US$20,000 as at September 30, 2011 and US$107,000 as at October 1, 2010)	Other current assets Other long-term assets	— —	— 565	1,277 763
Cash flow hedges on unsecured committed term loan credit facility
$1,234,400 interest rate swaps floating-to-fixed (nil as at September 30, 2011 and as at October 1, 2010)	Other long-term liabilities	4,202	—	—
Fair value hedges on Senior U.S. unsecured notes
US$125,000 interest rate swaps fixed-to-floating (nil as at September 30, 2011 and as at October 1, 2010)	Other long-term assets	1,074	—	—
Derivatives not designated as hedges
£37,288 foreign currency forward contracts to hedge the net exposure of some assets and liabilities not denominated in the functional currencies (nil as at September 30, 2011 and as at October 1, 2010)	Accrued liabilities	2,182	—	—

Valuation techniques used to value financial instruments are as follows:

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period;

•	The fair value of interest rate swaps is determined from market quotes of the instruments; and

•	The fair value of cross-currency swaps is determined based on market data (primarily yield curves and exchange rates) to calculate the present value of all estimated flows.

The Company expects that approximately $2,063,000 of the accumulated net unrealized loss on all derivative financial instruments designated as cash flow hedges as at September 30, 2012 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2012, the Company’s hedging relationships were effective.

MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 14) and holds interest rate swaps that mitigate this risk. In 2012, the Company entered into an interest rate swaps agreement whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount. The swaps are being used to hedge the exposure to changes in the fair value of its Senior U.S. unsecured notes.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	60

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

31.	Financial instrument (continued)

MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK) (CONTINUED)

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and use of derivatives. The Company enters into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. The Company has entered into the foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue, to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue and to hedge the variability in foreign currency exchange rate between the Indian rupee and the Canadian dollar on future Canadian revenue.

The Company has also entered into foreign currency forward contracts to hedge the contractual principal repayments of certain Senior U.S. unsecured notes and into interest rate swaps to hedge the cash flow exposure of the issued variable rate unsecured committed term loan credit facility.

The Company also hedges a portion of the translation of the Company’s net investments in its U.S. and European operations. into Canadian dollar with unsecured committed revolving facility and Senior U.S. unsecured notes as well as cross-currency swaps. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year. In 2012, the Company entered into fixed-to-fixed and floating-to-floating cross-currency swaps as the hedging instrument of the Company’s net investment in its European and Asia Pacific operations. These swaps convert Canadian dollar based fixed and variable interest payments to Euro based fixed and variable interest payments associated with the notional amount.

In addition, to mitigate foreign exchange risk arising from transactions denominated in currencies other than entity’s functional currency, assets and liabilities not denominated in the functional currencies are hedged economically by means of forward contracts. The Company has not applied hedge accounting to these contracts. These exposures are then aggregated and netted and the overall position is hedged externally.

The Company is mainly exposed to fluctuations in the U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates.

	2012			2011
	U.S. dollar impact	Euro impact	British pound impact	U.S. dollar impact	Euro impact	British pound impact[1]
Increase in net earnings	5,067	5,362	5,241	565	191	—
(Decrease) increase in other comprehensive income	(44,603)	(100,593)	(3,985)	(62,887)	2,383	—

[1]	The exposure in prior year was not significant.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	61

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

31.	Financial instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2012	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,156,737	1,156,737	1,156,737	—	—	—
Accrued compensation	539,779	539,779	539,779	—	—	—
Senior U.S. unsecured notes	467,610	635,519	21,299	21,299	145,980	446,941
Unsecured committed revolving facility	691,960	762,215	16,783	16,783	728,649	—
Unsecured committed term loan credit facility	1,933,948	2,146,967	67,870	547,177	1,531,920	—
Obligations repayable in blended monthly installments	60,812	64,330	20,166	17,653	26,444	67
Other long-term debt	8,954	8,954	476	8,478	—	—
Clients’ funds obligations	197,986	197,986	197,986	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	5,443
Outflow		14,265	8,620	2,915	2,730	—
(Inflow)		(7,603)	(6,556)	(1,047)	—	—
Cross-currency swaps	23,876
Outflow		1,254,517	22,612	22,612	1,209,293	—
(Inflow)		(1,288,939)	(38,519)	(38,519)	(1,211,901)	—
Interest rate swaps	3,128
Outflow		1,445,111	20,665	469,874	812,132	142,440
(Inflow)		(1,457,023)	(21,489)	(469,624)	(815,336)	(150,574)
Forward contracts	2,182
Outflow		406,881	406,881	—	—	—
(Inflow)		(404,741)	(404,741)	—	—	—

	5,092,415	5,474,955	2,008,569	597,601	2,429,911	438,874

As at September 30, 2011	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Bank overdraft	75,538	75,538	75,538	—	—	—
Accounts payable and accrued liabilities	303,641	303,641	303,641	—	—	—
Accrued compensation	183,842	183,842	183,842	—	—	—
Senior U.S. unsecured notes	20,647	23,895	1,247	1,247	21,401	—
Unsecured committed revolving facility	859,277	866,560	866,560	—	—	—
Obligations repayable in blended monthly installments	58,575	62,987	15,553	15,898	30,242	1,294
Clients’ funds obligations	244,660	244,660	244,660	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	(6,617)
Outflow		6,237	2,675	2,423	1,139	—
(Inflow)		(12,535)	(6,772)	(4,972)	(791)	—

	1,739,563	1,754,825	1,686,944	14,596	51,991	1,294

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	62

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at October 1, 2010	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	297,801	297,801	297,801	—	—	—
Accrued compensation	185,651	185,651	185,651	—	—	—
Senior U.S. unsecured notes	109,899	116,799	93,113	1,236	22,450	—
Unsecured committed revolving facility	964,223	977,861	9,092	968,769	—	—
Obligations repayable in blended monthly installments	22,049	23,961	6,292	5,052	11,211	1,406
Clients’ funds obligations	248,695	248,695	248,695	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	(18,884)
Outflow		5,562	1,637	1,740	2,185	—
(Inflow)		(24,658)	(11,447)	(7,323)	(5,888)	—

	1,809,434	1,831,672	830,834	969,474	29,958	1,406

As at September 30, 2012, the Company holds cash and cash equivalents and short-term and long-term investments of $143,095,000 ($161,686,000 and $121,725,000 as at September 30, 2011 and October 1, 2010, respectively). The Company also has available $786,089,000 in unsecured committed revolving facility (Note 14) ($622,406,000 and $519,931,000 as at September 30, 2011 and October 1, 2010, respectively). The funds held for clients of $202,407,000 ($247,622,000 and $ 248,695,000 as at September 30, 2011 and October 1, 2010, respectively) fully cover the clients’ funds obligations. Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	63

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

31.	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, work in progress, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amounts of these items reported on the consolidated balance sheets.

Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 4). The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company is exposed to credit risk in connection with short-term and long-term investments through the possible inability of borrowers to meet the terms of their bonds. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

The Company has accounts receivable and work in progress derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base.

The following table sets forth details of the age of accounts receivable that are past due:

	2012	2011
	$	$
Not past due	996,404	301,972
Past due 1-30 days	161,872	42,653
Past due 31-60 days	43,636	25,993
Past due 61-90 days	26,091	7,437
Past due more than 90 days	47,868	14,371

	1,275,871	392,426
Allowance for doubtful accounts	(3,546)	(5,197)

	1,272,325	387,229

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	64

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

32.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2012, total managed capital was $6,813,837,000 ($3,441,060,000 and $3,424,836,000 as at September 30, 2011 and October 1, 2010, respectively). Managed capital consists of long-term debt, including the current portion (Note 14), cash and cash equivalents net of bank overdraft (Note 4), short-term investments, long-term investments and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

•	Debt/Capitalization

•	Net Debt/Capitalization

•	Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents net of bank overdraft, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt, depreciation, amortization and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its Senior U.S. unsecured notes, its unsecured committed revolving facility and unsecured committed term loan credit facility. The ratios are as follows:

•	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters[1].

•

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense[1].

•

In the case of the Senior U.S. unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	65

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS

As discussed in Note 2, these consolidated financial statements represent the first annual financial statements prepared in accordance with IFRS. IFRS 1 requires that comparative financial information be provided. The first date at which IFRS was applied was October 1, 2010 (“Transition Date”) and, as a result, reconciliations for the respective periods noted are included below.

RECONCILIATIONS OF CANADIAN GAAP TO IFRS

As required by IFRS 1, the following represents reconciliations from Canadian GAAP to IFRS for the respective periods noted for consolidated equity, net earnings, comprehensive income and cash flows from the perspective of each adjustment. A discussion of the adjustments, other initial elections upon IFRS adoption, as well as selected consolidated financial statements for comparative periods are presented further below.

Reconciliation of consolidated equity

		As at September 30, 2011	As at October 1, 2010
		$	$
Total equity previously reported under Canadian GAAP		2,346,356	2,159,083
Differences increasing (decreasing) reported equity:
C	Employee benefits	(1,845)	(1,213)
D	Decommissioning liabilities included in the cost of PP&E	(899)	(903)
H	Reversal of intangible asset impairment	452	539
I	Reversal of contract cost impairment	—	1,265
K	Income taxes	8,445	827
L	Commitment to purchase outstanding shares of non-controlling interest	—	(10,363)
N	Onerous leases	(3,278)	—

Total adjustments		2,875	(9,848)

Total equity under IFRS		2,349,231	2,149,235

Reconciliation of consolidated net earnings

		Year ended September 30, 2011
		$
Net earnings previously reported under Canadian GAAP		435,065
Differences increasing (decreasing) reported net earnings:
H	Reversal of intangible asset impairment	(87)
I	Reversal of contract cost impairment	(1,208)
J	Share-based payments	(1,224)
K	Income taxes	5,103
L	Commitment to purchase outstanding shares of non-controlling interest	3,655
N	Onerous leases	(3,165)

Total adjustments		3,074

Net earnings under IFRS		438,139

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	66

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

Reconciliation of consolidated comprehensive income

		Year ended September 30, 2011
		$
Comprehensive income reported under Canadian GAAP		435,241

Total differences increasing net earnings		3,074

Differences increasing (decreasing) reported other comprehensive income:
C	Employee benefits	(632)
D, I, K, N	Foreign currency translation adjustments	559

		(73)

Comprehensive income under IFRS		438,242

Reconciliation of consolidated cash flows

There were no significant changes in the consolidated statements of cash flows on adoption of IFRS other than as a result of accounting for the investment in the joint venture under the equity method as described in adjustment M below.

DISCUSSION OF ADJUSTMENTS

Initial elections upon IFRS adoption

Set forth below are the IFRS 1 optional exemptions applied in the conversion from Canadian GAAP to IFRS. Exemptions that were not elected, not applicable or not considered material to the Company are not included in the discussion.

A.	Business combinations

IFRS 1 provides the option to apply IFRS 3, “Business Combinations” (as revised in 2008), retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3. As a result, there is no adjustment as at October 1, 2010 related to business combinations entered into prior to the Transition Date. IFRS 3 will be applied to business combinations entered into subsequently. Additionally, due to the Company’s election to apply IFRS 3 prospectively, IAS 27, “Consolidated and Separate Financial Statements”, will also be applied prospectively. With the early adoption of Section 1582, “Business Combinations”, under Canadian GAAP as at October 1, 2009, there was no adjustment required for the year ended September 30, 2011 as it is similar to the corresponding provisions of IFRS 3.

B.	Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative foreign currency translation differences in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary was formed or acquired to the Transition Date. IFRS 1 permits cumulative foreign translation gains and losses to be reset to zero at the Transition Date. The Company elected to apply this exemption. As a result, as at October 1, 2010, the Company reversed the balance of $413,021,000 within “net unrealized losses on translating financial statements of self-sustaining foreign operations” and $76,806,000 within “net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations” included in accumulated other comprehensive loss. The net loss of $336,215,000 was recognized as a decrease to accumulated other comprehensive loss with a corresponding decrease to retained earnings. This adjustment did not have any further impact on the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	67

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

C.	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses deferred as a result of applying the corridor approach in accounting for defined benefit plans in retained earnings at the Transition Date. The Company elected to apply this exemption. As a result, as at October 1, 2010, retirement benefits obligations decreased by $780,000 and after a related increase to deferred income tax liabilities of $209,000, retained earnings increased by $571,000. Additionally, the Company’s joint venture applied the same exemption and as a result, the investment in the joint venture decreased by $1,784,000 with a corresponding decrease to retained earnings. For the year ended September 30, 2011, the impact of this adjustment on the consolidated financial statements was not significant.

As a result of an actuarial valuation as at September 30, 2011, retirement benefits obligations increased by $849,000 and after a related decrease to deferred income tax liabilities of $217,000, accumulated other comprehensive loss increased by $632,000.

D.	Decommissioning liabilities included in the cost of PP&E

Upon adoption of IFRS, the Company’s decommissioning liability was revalued according to the discount rate specified in IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, requires specified changes in a decommissioning liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first-time adopter a simplified treatment of historic changes when estimating the decommissioning liability between initial inception of the liability and the Transition Date. The Company elected to apply the method specified within IFRS 1 for valuing the decommissioning liability. As a result, as at October 1, 2010, PP&E decreased by $723,000 and long-term provisions increased by $562,000. After a related decrease to deferred income tax liabilities of $184,000 and an increase to deferred income tax assets of $198,000, retained earnings decreased by $903,000.

As a result of a new decommissioning liability as at September 30, 2011, PP&E and long-term provisions increased by $319,000 when discounted in accordance with IFRS. For the year ended September 30, 2011, the impact of this adjustment on the consolidated statements of earnings was not significant.

Additionally, as at and for the year ended September 30, 2011, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

E.	Borrowing costs

IFRS 1 allows the Company to choose the effective date of IAS 23, “Borrowing Costs”. As such, the Company elected to capitalize borrowing costs for qualifying assets for which acquisition, construction or development commenced on or after the Transition Date. For the year ended September 30, 2011, no borrowing costs were eligible for capitalization.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	68

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

Mandatory exceptions upon IFRS adoption

Set forth below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

F.	Hedge accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, “Financial Instruments: Recognition and Measurement”, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfy the hedge accounting criteria as of the Transition Date are reflected as hedges in the Company’s results under IFRS. The application of this mandatory exception did not result in any adjustments in the consolidated financial statements.

G.	Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Other explanatory notes

H.	Reversal of intangible asset impairment

Under Canadian GAAP, the reversal of impairment losses was prohibited. Under IFRS, the reversal of impairment losses is recognized for assets other than goodwill if certain criteria are met. Upon adoption of IFRS, the Company reversed an impairment within the Canada operating segment recognized under Canadian GAAP as a result of changes in the expected cash flows relating to a business solution. As a result, as at October 1, 2010, intangible assets increased by $779,000 and after a related increase to deferred income tax liabilities of $240,000, retained earnings increased by $539,000.

The impairment reversal resulted in additional amortization expense during the fiscal 2011 year. As a result, as at and for the year ended September 30, 2011, intangible assets decreased and amortization within costs of services, selling and administrative increased by $126,000, while deferred tax liabilities and income tax expense decreased by $39,000.

I.	Reversal of contract cost impairment

Under Canadian GAAP, contract costs consisting of transition costs and incentives were classified as intangible assets. Under IFRS, contract costs are recognized in accordance with IAS 11, “Construction Contracts” and no longer qualify as intangible assets. Upon adoption of IFRS, the Company reversed an impairment loss on a contract cost that was recognized under Canadian GAAP due to the fact that at the Transition Date the contract was profitable. As a result, as at October 1, 2010, contract costs increased by $2,095,000 and after a related increase to deferred income tax liabilities of $830,000, retained earnings increased by $1,265,000.

The contract associated with the reversal was terminated in the last quarter of fiscal 2011. As a result, as at September 30, 2011, the reversal of the remaining net carrying amount resulted in a decrease to contract costs and deferred tax liabilities of $2,100,000 and $835,000, respectively. For the year ended September 30, 2011, revenue and income tax expense decreased by $806,000 and $793,000, respectively, and costs of services, selling and administrative increased by $1,195,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	69

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

I.	Reversal of contract cost impairment (continued)

Additionally, as at and for the year ended September 30, 2011, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

J.	Share-based payments

Under Canadian GAAP, for grants of share-based awards with graded vesting, the total fair value of the award was recognized on a straight-line basis over the employment period necessary to vest the award. Under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, and each grant is accounted for on that basis. As a result of the difference of accounting for each grant of graded share-based awards, as at October 1, 2010, contributed surplus increased by $8,100,000 with a corresponding decrease to retained earnings.

As at and for the year ended September 30, 2011, the adjustment resulted in an increase of contributed surplus and costs of services, selling and administrative of $1,224,000.

K.	Income Taxes

Assets or liabilities acquired other than in a business combination

Under Canadian GAAP, the carrying amount of an asset or liability acquired other than in a business combination was adjusted for by the amount of the related recognized deferred tax asset or liability. Under IFRS, a deferred tax asset or liability cannot be recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and if at the time of the transaction neither accounting profit nor taxable profit is affected. As a result, as at October 1, 2010, the Company decreased deferred tax liabilities by $3,423,000, intangible assets by $3,414,000, contract costs by $542,000 and deferred tax assets by $5,049,000 with a corresponding decrease to other long-term liabilities of $895,000 and retained earnings of $4,687,000.

The adjustment resulted in less amortization expense during the fiscal 2011 year. As a result, as at and for the year ended September 30, 2011, intangible assets increased and amortization within costs of services, selling and administrative decreased by $1,235,000, contract costs increased and revenue increased by $89,000 and deferred tax liabilities and income tax expense increased by $381,000.

Additionally, as at and for the year ended September 30, 2011, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

Share-based payments

Under Canadian GAAP, a deferred tax asset was recognized on the difference between the accounting expense and the tax deduction relating to share-based payments. Under IFRS, the deferred tax asset recognized in relation to the share-based payments is adjusted each period to reflect the amount of the tax deduction the Company would receive if the award was tax deductible in the current period based on the current market price of the shares. If the estimated future tax deduction exceeds the related cumulative share-based payment costs, the excess deferred tax is recognized in contributed surplus. As a result, as at October 1, 2010, deferred tax liabilities decreased by $5,514,000 and retained earnings increased by $2,129,000 while contributed surplus increased by $3,385,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	70

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

K.	Income Taxes (continued)

Share-based payments (continued)

As at and for the year ended September 30, 2011, deferred tax liabilities decreased by $6,641,000, contributed surplus increased by $1,790,000 and income tax expense decreased by $4,160,000.

Additionally, as at and for the year ended September 30, 2011, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

L.	Commitment to purchase outstanding shares of non-controlling interest

Under Canadian GAAP, the value of the put and call option to purchase the remaining shares of Conseillers en informatique d’Affaires (“CIA”) was disclosed as a commitment, but not recorded as a liability. Under IFRS, it must be recorded as a liability. As a result, as at October 1, 2010, accounts payable and accrued liabilities increased by $10,363,000, the equity attributable to non-controlling interest of $6,452,000 was eliminated and retained earnings decreased by the remaining balance of $3,911,000.

As at and for the year ended September 30, 2011, additional equity attributable to non-controlling interest of $256,000 was reversed through retained earnings. Additionally, CIA repurchased the Company’s shares in CIA and the Company simultaneously purchased the portion of the operations carried out in CIA’s Paris office. As a result, under IFRS the liability relating to the put and call option to purchase the remaining shares of CIA of $10,363,000 was reversed and a gain of $3,655,000 was recognized within other income in the consolidated statements of earnings.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	71

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

M.	Accounting for joint venture

Under Canadian GAAP, the Company accounted for its investment in its joint venture under the proportionate consolidation method. Under IFRS, IAS 31, “Interests in Joint Ventures”, allows a company to account for any joint venture interest under either the proportionate consolidation or equity method. As of the Transition Date, the Company elected to account for its investment in its joint venture under the equity method. As a result, the consolidated balance sheets have been adjusted to remove the effect of proportionate consolidation and to account for its joint venture as an investment as follows:

	Adjustment as at October 1, 2010	Adjustment as at September 30, 2011
	$	$
Current assets
Cash and cash equivalents	(19,295)	(21,550)
Accounts receivable	(9,527)	(9,456)
Work in progress	(1,318)	(9,137)
Prepaid expenses and other current assets	(7,646)	(3,763)

Total current assets	(37,786)	(43,906)
Property, plant and equipment	(669)	(645)
Contract costs	(478)	(479)
Intangible assets	(1,207)	(864)
Other long-term assets	(638)	(321)
Deferred tax assets	(362)	(381)
Investment in joint venture	24,598	28,157

Total assets	(16,542)	(18,439)

Current liabilities
Accounts payable and accrued liabilities	(5,940)	(7,424)
Accrued compensation	(5,835)	(6,127)
Deferred revenue	(2,491)	(1,875)
Income taxes	(1,343)	(2,019)

Total current liabilities	(15,609)	(17,445)
Deferred tax liabilities	(404)	(661)
Other long-term liabilities	(529)	(333)

Total liabilities	(16,542)	(18,439)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	72

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

M.	Accounting for joint venture (continued)

Under Canadian GAAP, the amounts below were included in the consolidated statements of earnings. Under IFRS, as a result of the application of the equity method, the amounts were removed from their respective lines and accounted for in a single line to reflect the share of profit on joint venture in the consolidated statements of earnings.

Year ended September 30, 2011
$
Revenues	98,578

Operating expenses
Costs of services, selling and administrative	80,080
Finance income	(207)
Foreign exchange loss	86

79,959

Earnings before income taxes	18,619
Income tax expense	5,260

Share of profit on joint venture	13,359

N.	Onerous leases

Under IFRS, the criteria for recognizing provisions for onerous leases result in provisions being recognized earlier than under Canadian GAAP. As at September 30, 2011, additional provisions for onerous leases were required. As a result, short-term provisions increased by $1,532,000, long-term provisions increased by $3,700,000 and deferred tax liabilities decreased by $1,987,000. Related leasehold improvements of $722,000 were deducted from PP&E. Additionally accounts payable and accrued liabilities and other long-term liabilities decreased due to related rent credits by $87,000 and $602,000, respectively. This resulted in an increase of $5,091,000 in cost of services, selling and administration and a decrease in income tax expense of $1,926,000 for the year ended September 30, 2011.

Additionally, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on these adjustments.

Presentation reclassifications

O.	Provisions

Under Canadian GAAP, provisions for onerous leases and other were presented within accounts payable and accrued liabilities or other long-term liabilities. Under IFRS, these provisions require separate line disclosure on the face of the balance sheet according to their short-term or long-term classification. As a result, as at October 1, 2010, $10,998,000 was reclassified from accounts payable and accrued liabilities into short-term provisions and $8,703,000 was reclassified from other long-term liabilities to long-term provisions. As at September 30, 2011, $10,593,000 was reclassified from accounts payable and accrued liabilities into short-term provisions and $23,091,000 was reclassified from other long-term liabilities to long-term provisions.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	73

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

P.	Tax reclassification

Under Canadian GAAP, deferred taxes were split between current and non-current components on the basis of either the underlying asset or liability or the expected reversal of items not related to an asset or liability. Under IFRS, all deferred tax assets and liabilities are classified as non-current. As a result, as at October 1, 2010, the short-term portion of future income tax assets of $16,509,000 was reclassified to deferred income tax assets and the short-term portion of future income tax liabilities of $26,423,000 was reclassified to deferred income tax liabilities and as at September 30, 2011, the short-term portion of future income tax assets of $3,522,000 was reclassified to deferred income tax assets and the short-term portion of future income tax liabilities of $20,389,000 was reclassified to deferred income tax liabilities.

Q.	Contract costs

Under Canadian GAAP, contract costs consisting of transition costs and incentives were classified as intangible assets. Under IFRS, transition costs and incentives provided in the form of cash or equity instruments are presented separately as contract costs and incentives provided in the form of discounts are presented within accounts receivable. As a result, as at October 1, 2010, $97,420,000 of transition costs and $34,614,000 of incentives in the form of cash or equity instruments were reclassified from intangible assets to contract costs and $11,842,000 was reclassified from intangible assets to accounts receivable. As at September 30, 2011, $78,747,000 of transition costs and $29,432,000 of incentives in the form of cash or equity instruments were reclassified from intangible assets to contract costs and $5,185,000 was reclassified from intangible assets to accounts receivable.

R.	Classification of long-term debt

Under Canadian GAAP, an amount due under an existing unsecured revolving facility maturing within the next 12 months was classified as long-term as at September 30, 2011 due to the fact that the Company entered into a private placement financing that was to be drawn down no later than December 15, 2011 with management’s intention of reimbursing part of the unsecured revolving facility with the proceeds of the private placement. Under IFRS, since the intention to reimburse with the proceeds of the private placement cannot be considered, the amount due under the unsecured revolving facility is classified as short-term as at September 30, 2011. As a result, an amount of $493,478,000 was classified from long-term debt to the current portion of long-term debt as at September 30, 2011.

S.	Costs of services, selling and administrative

Under Canadian GAAP, amortization and other income were presented as separate lines within the consolidated statements of income. Under IFRS, the Company chooses to present expenses according to their function. As a result, for the year ended September 30, 2011, amortization of $211,372,000 and a portion of other income of $75,000 were reclassified into costs of services, selling and administrative.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	74

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

COMPARATIVE FINANCIAL STATEMENTS

The following reconciliations illustrate the impact of adjustments and reclassifications from Canadian GAAP to IFRS for the consolidated balance sheet as at the Transition Date and as at September 30, 2011 and for the consolidated statements of earnings for the year ended September 30, 2011.

Reconciliation of consolidated balance sheet

As at October 1, 2010	Canadian GAAP		Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash and cash equivalents	127,824	M	(19,295)	108,529
Short-term investments	13,196		—	13,196
Accounts receivable	423,926	M, Q	2,315	426,241
Work in progress	358,984	M	(1,318)	357,666
Prepaid expenses and other current assets	76,844	M	(7,646)	69,198
Income taxes	7,169		—	7,169
Future income taxes	16,509	P	(16,509)	—

Total current assets before funds held for clients	1,024,452		(42,453)	981,999
Funds held for clients	248,695		—	248,695

Total current assets	1,273,147		(42,453)	1,230,694
Property, plant and equipment	238,024	D, M	(1,392)	236,632
Contract costs	—	I, K, M, Q	133,109	133,109
Intangible assets	516,754	H, K, M, Q	(147,718)	369,036
Other long-term assets	42,261	M	(638)	41,623
Deferred tax assets	11,592	D, K, M, P	11,296	22,888
Investment in joint venture	—	C, M	22,814	22,814
Goodwill	2,525,413		—	2,525,413

	4,607,191		(24,982)	4,582,209

Liabilities
Current liabilities
Accounts payable and accrued liabilities	304,376	L, M, O	(6,575)	297,801
Accrued compensation	191,486	M	(5,835)	185,651
Deferred revenue	145,793	M	(2,491)	143,302
Income taxes	86,877	M	(1,343)	85,534
Provisions	—	O	10,998	10,998
Future income taxes	26,423	P	(26,423)	—
Current portion of long-term debt	114,577		—	114,577

Total current liabilities before clients’ funds obligations	869,532		(31,669)	837,863
Clients’ funds obligations	248,695		—	248,695

Total current liabilities	1,118,227		(31,669)	1,086,558
Deferred tax liabilities	170,683	C, D,H, I, K,M,P	18,177	188,860
Long-term provisions	—	D, O	9,265	9,265
Long-term debt	1,039,299		—	1,039,299
Retirement benefits obligations	7,008	C	(780)	6,228
Other long-term liabilities	112,891	K, M, O	(10,127)	102,764

	2,448,108		(15,134)	2,432,974

Equity
Attributable to shareholders of CGI Group Inc.
Retained earnings	1,196,386	B, C, D, H, I, J, K, L	(351,096)	845,290
Accumulated other comprehensive (loss) income	(321,746)	B	336,215	14,469
Capital stock	1,195,069		—	1,195,069
Contributed surplus	82,922	J, K	11,485	94,407

Attributable to shareholders of CGI Group Inc.	2,152,631		(3,396)	2,149,235
Attributable to non-controlling interest	6,452	L	(6,452)	—

	2,159,083		(9,848)	2,149,235

	4,607,191		(24,982)	4,582,209

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	75

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

Reconciliation of consolidated balance sheet

As at September 30, 2011	Canadian GAAP		Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash and cash equivalents	157,761	M	(21,550)	136,211
Short-term investments	10,166		—	10,166
Accounts receivable	494,755	M, Q	(4,271)	490,484
Work in progress	400,203	M	(9,137)	391,066
Prepaid expenses and other current assets	104,170	M	(3,763)	100,407
Income taxes	4,252		—	4,252
Future income taxes	3,522	P	(3,522)	—

Total current assets before funds held for clients	1,174,829		(42,243)	1,132,586
Funds held for clients	247,622		—	247,622

Total current assets	1,422,451		(42,243)	1,380,208
Property, plant and equipment	251,668	D, M, N	(1,767)	249,901
Contract costs	—	I, K, M, Q	107,242	107,242
Intangible assets	407,887	H, K, M, Q	(115,754)	292,133
Other long-term assets	55,914	M	(321)	55,593
Deferred tax assets	11,601	D, K, M, P	(1,719)	9,882
Investment in joint venture	—	C, M	26,373	26,373
Goodwill	2,536,022		—	2,536,022

	4,685,543		(28,189)	4,657,354

Liabilities
Current liabilities
Bank overdraft	75,538		—	75,538
Accounts payable and accrued liabilities	321,745	L, M, N, O	(18,104)	303,641
Accrued compensation	189,969	M	(6,127)	183,842
Deferred revenue	154,813	M	(1,875)	152,938
Income taxes	53,841	M	(2,019)	51,822
Provisions	—	N, O	12,125	12,125
Future income taxes	20,389	P	(20,389)	—
Current portion of long-term debt	402,534	R	493,478	896,012

Total current liabilities before clients’ funds obligations	1,218,829		457,089	1,675,918
Clients’ funds obligations	244,660		—	244,660

Total current liabilities	1,463,489		457,089	1,920,578
Deferred tax liabilities	146,889	C, D, H, I, K, M, N, P	2,505	149,394
Long-term provisions	—	D, N, O	27,672	27,672
Long-term debt	603,147	R	(493,478)	109,669
Retirement benefits obligations	6,966	C	69	7,035
Other long-term liabilities	118,696	K, M, N, O	(24,921)	93,775

	2,339,187		(31,064)	2,308,123

Equity
Retained earnings	1,405,365	B, C, D, H, I, J, K, L, N	(347,766)	1,057,599
Accumulated other comprehensive (loss) income	(321,570)	B, C, D, I, K, N	336,142	14,572
Capital stock	1,178,559		—	1,178,559
Contributed surplus	84,002	J, K	14,499	98,501

	2,346,356		2,875	2,349,231

	4,685,543		(28,189)	4,657,354

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	76

Notes to the Consolidated Financial Statements

For the years ended September 30, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data)

33.	Transition to IFRS (continued)

Reconciliation of consolidated statements of earnings

Year ended September 30, 2011	Canadian GAAP		Adjustments	IFRS
	$		$	$
Revenues	4,323,237	I, K, M	(99,295)	4,223,942

Operating expenses
Costs of services, selling and administrative	3,553,192	H, I, J, K, M, N, S	137,768	3,690,960
Amortization and depreciation	211,372	S	(211,372)	—
Acquisition-related and integration costs	3,675		—	3,675
Finance costs	19,395		—	19,395
Finance income	(3,759)	M	207	(3,552)
Other income	(3,917)	L, S	(3,730)	(7,647)
Foreign exchange gain	(3,279)	M	(86)	(3,365)
Share of profit in joint venture	—	M	(13,359)	(13,359)

	3,776,679		(90,572)	3,686,107

Earnings before income taxes	546,558		(8,723)	537,835
Income tax expense	111,493	H, I, K, M, N	(11,797)	99,696

Net earnings	435,065		3,074	438,139

Earnings per share
Basic earnings per share	1.64			1.65
Diluted earnings per share	1.58			1.59

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2012 and 2011	77